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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (AMENDMENT NO. 5)*

                            ELEPHANT & CASTLE GROUP INC.
--------------------------------------------------------------------------------
                                  (Name of Issuer)

                                     Common Stock
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    266199-10-4
--------------------------------------------------------------------------------
                                   (CUSIP Number)

Michael M. Pastore, GE Investment Management Incorporated, 3003 Summer Street, Stamford, CT 06905
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMR CONTROL NUMBER.

--------------------------------------------------------------------------------
1.                Names of Reporting Persons  GE Investment Private Placement
                                              Partners II, a Limited Partnership
                  I.R.S. Identification Nos. of above persons (entities only)
                                                               06-1429671
--------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                    Not applicable

                  (a)
                  --------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------
3.                SEC Use Only
--------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                    00
--------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
                    Not applicable
--------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                    State of Delaware
--------------------------------------------------------------------------------
              7.  Sole Voting Power
Number of           None
Shares Bene-
ficially by   8.  Shared Voting Power
Owned by            3,399,721
Each
Reporting     9.  Sole Dispositive Power
Persons With        None

              10. Shared Dispositive Power
                    3,399,721
--------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                    3,399,721
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                    53%
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                    PN
--------------------------------------------------------------------------------

               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons  GE Investment Management
                                              Incorporated, as General Partner
                                              of GE Investment Private
                                              Placement Partners II, a Limited
                                              Partnership
                  I.R.S. Identification Nos. of above persons (entities only)
                                                               06-1238874
--------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                    Not applicable

                  (a)
                  --------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------
3.                SEC Use Only
--------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                    Not applicable
--------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
                    Not applicable
--------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                    State of Delaware
--------------------------------------------------------------------------------
              7.  Sole Voting Power
Number of           None
Shares Bene-
ficially by   8.  Shared Voting Power
Owned by            3,399,721
Each
Reporting     9.  Sole Dispositive Power
Persons With        None

              10. Shared Dispositive Power
                    3,399,721
--------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                    3,399,721
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                    53%
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                    CO
--------------------------------------------------------------------------------

               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                Names of Reporting Persons  General Electric Company
                  I.R.S. Identification Nos. of above persons (entities only)
                                                               14-0689340
--------------------------------------------------------------------------------
2.                Check the Appropriate Box if a Member of a Group
                  (See Instructions)
                    Not applicable

                  (a)
                  --------------------------------------------------------------
                  (b)
--------------------------------------------------------------------------------
3.                SEC Use Only
--------------------------------------------------------------------------------
4.                Source of Funds  (See Instructions)
                    Not applicable
--------------------------------------------------------------------------------
5.                Check if Disclosure of Legal Proceedings Is Required       /X/
                  Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.                Citizenship or Place of Organization
                    State of New York
--------------------------------------------------------------------------------
              7.  Sole Voting Power
Number of           Disclaimed (See 11 below)
Shares Bene-
ficially by   8.  Shared Voting Power
Owned by            None
Each
Reporting     9.  Sole Dispositive Power
Persons With        Disclaimed (See 11 below)

              10. Shared Dispositive Power
                    None
--------------------------------------------------------------------------------
11.               Aggregate Amount Benefically Owned by Each Reporting Person
                    Beneficial ownership of all shares disclaimed by General Electric Company
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                    Not applicable
--------------------------------------------------------------------------------
13.               Percent of Class Represented by Amount in Row (11)
                    Not applicable
--------------------------------------------------------------------------------
14.               Type of Reporting Person  (See Instructions)
                    CO
--------------------------------------------------------------------------------

               -----------------------------------------------------------------
               -----------------------------------------------------------------
               -----------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            Item I of the Schedule 13D (as defined below) is hereby deleted in its entirety and the following is inserted in lieu thereof:

            "This Amendment No. 5 amends and supplements the Statement on
Schedule 13D filed by GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership (the "Partnership"), GE Investment Management Incorporated, a Delaware corporation and a wholly-owned subsidiary of General Electric Company ("GEIM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 30, 1995, as amended pursuant to Amendment No. 1 thereto filed on March 14, 1997, Amendment No. 2 thereto filed on November 6, 1997, Amendment No. 3 thereto filed on June 24, 1998, and Amendment No. 4 thereto filed on December 22, 1998 (as amended, the "Schedule 13D"), relating to common stock, no par value per share (the "Common Stock") of Elephant & Castle Group Inc. (the "Issuer"), having its principal offices at 856 Homer Street, Vancouver, British Columbia V6B 2W5 Canada. Capitalized terms used herein shall have the meanings given to them in the Schedule 13D and the Note, Stock Purchase and Warrant Agreement dated November 30, 1995, as amended on May 31, 1996, March 14, 1997, October 17, 1997, December 8, 1998 and January 1, 1999 (the
"Agreement") or in the Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999.

            The Reporting Persons have entered into a Joint Filing Agreement, dated February 22, 1999 attached hereto as Schedule I."

ITEM 2.     IDENTITY AND BACKGROUND.

            Paragraph 7 of Item 2 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

                 "All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II and III are United States citizens, except that Paolo Fresco, Director of GE, is a citizen of Italy, Claudio X. Gonzalez, Director of GE, is a citizen of Mexico, Andrea Jung, Director of GE, is a citizen of Canada and G.S. Malm, Senior Vice President of GE, is a citizen of Sweden."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

            Item 3 of the Schedule 13D is hereby amended by inserting a new paragraph 6 immediately after paragraph 5 thereof which shall read in full as follows:

            "On February 1, 1999, the Partnership and the Issuer have entered into a Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999 (the "1999 Agreement"), pursuant to which the Partnership has exchanged the exchangeable debentures of the Issuer due March 31, 2000 in the aggregate principal amount of $2,000,000 for the convertible subordinated debentures of the Issuer due December 31, 2003, in the aggregate principal amount of $2,000,000 (the "1999 Notes"). The 1999 Notes may be converted, at the option of the Partnership, at any time after the six month anniversary of the date of the 1999 Agreement and prior to the Maturity Date, inclusive, into shares of Common Stock of the Issuer at a per share price equal to $2.00. The Partnership has also received pursuant to the 1999 Agreement, warrants (the "1999 Warrants") exercisable, at the option of the Partnership, for 1,000,000 shares of Common Stock of the Issuer at a per share price equal to $3.00. The funds originally used by the Partnership to acquire the exchangeable debentures of the Issuer were obtained from Capital Contributions made by its partners pursuant to a pre-existing capital commitment. A copy of the 1999 Agreement is attached hereto as Exhibit I."

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by inserting a new paragraph 7 immediately after paragraph 6 thereof which shall read in full as follows:

            "On February 1, 1999, the Partnership has received from the Issuer, in exchange for the exchangeable debentures of the Issuer due December 31, 2003, 1999 Notes in the aggregate principal amount of $2,000,000, convertible at the option of the Partnership, at any time after the six month anniversary of the date of the 1999 Agreement and prior to the Maturity Date, inclusive, into shares of Common Stock of the Issuer at a per share price equal to $2.00. The Partnership has also received from the Issuer 1999 Warrants exercisable at the option of the Partnership for 1,000,000 shares of Common Stock of the Issuer at a per share price equal to $3.00."

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

            "The Partnership and GEIM beneficially own 3,399,721 shares of Common Stock, representing 53% of the shares of such class that would be outstanding upon (i) the exercise of all the outstanding Warrants and 1999 Warrants exercisable, in aggregate, for 1,300,000 shares of Common Stock and
(ii) the conversion of all the outstanding Notes, which are convertible into 1,800,000 shares of Common Stock (calculated using the Fourth Closing Date as the relevant date for purposes of determining the conversion ratios). Due to the fact that the Fourth Closing has occurred prior to June 30, 1998, the conversion rates for each of the convertible subordinated Notes issued and delivered to the Partnership on the First Closing Date, the Second Closing Date and the Third Closing Date have been adjusted, pursuant to Section 9A of the Agreement, to equal the conversion rate of the subordinated Notes delivered to the Partnership at the Fourth Closing. As a result, all of the Notes are now convertible into the shares of Common Stock at a conversion price of the lesser of (x) $6.00 per share and (y) the greater of (A) $5.00 per share and (B) 85% of the Market Price on the Fourth Closing Date."

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:


"Exhibit I Note, Stock Purchase and Warrant Agreement dated as of January 1, 1999, between the Issuer and the Partnership.

The Note, Stock Purchase & Warrant Agreement, dated November 30, 1995, and Amendments thereof, dated May 31, 1996, and March 14, 1997, respectively, between the Issuer and the Partnership was attached as Exhibit I to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

Amendment No. 3 dated October 17, 1997, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 2 dated November 4, 1997, to Schedule 13D filed by the Reporting Persons on November 6, 1997 and is incorporated herein by reference.

Amendment No. 4 dated December 8, 1998, to the Note, Stock Purchase & Warrant Agreement, dated November 30, 1995 (as amended) was attached as Exhibit I to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

Note Agreement dated December 8, 1998, between the Issuer and the Partnership was attached as Exhibit II to the Amendment No. 4 to the Schedule 13D filed by the Reporting Persons on December 22, 1997 and is incorporated herein by reference.

Side Letter Agreement, dated as of March 12, 1997, between the Partnership and the Issuer was attached as Exhibit II to the Amendment No. 1 dated March 14, 1997, to Schedule 13D filed by the Reporting Persons on March 14, 1997, and is incorporated herein by reference.

SCHEDULES I, II AND III.

            Schedules I, II and III to the Schedule 13D are hereby amended and restated in their entirety as set forth in the revised versions thereof attached hereto.

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                    GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, LIMITED
                           PARTNERSHIP

                    By:  GE Investment Management Incorporated,
                           Its General Partner

                    By:     /s/ Michael M. Pastore
                        ----------------------------------------------
                        Name: Michael M. Pastore
                        Title: Vice President

Dated:  February 22, 1999

                                      SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GE INVESTMENT MANAGEMENT INCORPORATED

                         By:     /s/ Michael M. Pastore
                            --------------------------------------------
                            Name: Michael M. Pastore
                            Title: Vice President

Dated:  February 22, 1999

                                      SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         GENERAL ELECTRIC COMPANY

                         By:     /s/ John H. Myers
                            --------------------------------------------
                            Name:  John H. Myers
                            Title:  Vice President


Dated:  February 22, 1999

                                                                      SCHEDULE I

                               JOINT FILING AGREEMENT

       The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Elephant & Castle Group Inc. is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each such person.

Dated:  February 22, 1999

                              GE INVESTMENT PRIVATE PLACEMENT
                              PARTNERS II, a LIMITED PARTNERSHIP

                              By:  GE Investment Management
                              Incorporated, Its General Partner

                              By:     /s/ Michael M. Pastore
                                 ------------------------------
                                 Name: Michael M. Pastore
                                 Title: Vice President


                              GE INVESTMENT MANAGEMENT INCORPORATED

                              By:     /s/ Michael M. Pastore
                                 ------------------------------
                                 Name: Michael M. Pastore
                                 Title: Vice President


                              GENERAL ELECTRIC COMPANY


                              By:     /s/ John H. Myers
                                 ------------------------------
                                 Name:  John H. Myers
                                 Title:  Vice President

                                                                     SCHEDULE II

              GE INVESTMENT MANAGEMENT INCORPORATED EXECUTIVE OFFICERS

          The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06905.

          The names and principal occupations of the Officers of GE Investment Management Incorporated ("GEIM") are as follows:

John H. Myers            Chairman of the Board and President

Eugene K. Bolton         Executive Vice President

Michael J. Cosgrove      Executive Vice President

Ralph R. Layman          Executive Vice President

Alan M. Lewis            Executive Vice President, General Counsel and Secretary

Robert A. MacDougall     Executive Vice President

Geoffrey R. Norman       Executive Vice President

Thomas J. Szkutak        Executive Vice President-Chief Financial Officer

Donald W. Torey          Executive Vice President

Mark A. Dunham           Senior Vice President

James M. Mara            Senior Vice President-International Private Equities

H. Michael Mears         Senior Vice President

Philip A. Riordan        Senior Vice President

Brian D. Brooks          Vice President

Constance K. Doyle       Vice President

Keith G. Smith           Vice President

Michael D. Wright        Vice President

William R. Wright        Vice President

David W. Wiederecht      Vice President-Private Equities

Wolfe H. Bragin          Vice President-Private Equities

Andreas T. Hildebrand    Vice President-Private Equities

Patrick J. McNeela       Vice President-Private Equities

Anthony J. Mariani       Vice President-Private Equities

B. Bradford Barrett      Vice President-Real Estate

Robert P. Gigliotti      Vice President-Real Estate

                                  Page 12 of 90

Preston R. Sargent       Vice President-Real Estate

Marc R. Bryant           Vice President-Assoc. Gen. Counsel and Asst. Secretary

Jeanne M. La Porta       Vice President-Assoc. Gen. Counsel and Asst. Secretary

Michael M. Pastore       Vice President-Assoc. Gen. Counsel and Asst. Secretary

Scott A. Silberstein     Vice President-Assoc. Gen. Counsel and Asst. Secretary

Matthew J. Simpson       Vice President-Assoc. Gen. Counsel and Asst. Secretary

Michael J. Strone        Vice President-Assoc. Gen. Counsel and Asst. Secretary

Robert J. Zalucki        Vice President - Tax Counsel


                  GE INVESTMENT MANAGEMENT INCORPORATED DIRECTORS


                                   John H. Myers

                                  Eugene K. Bolton

                                Michael J. Cosgrove

                                  Ralph R. Layman

                                   Alan M. Lewis

                                Robert A. MacDougall

                                 Geoffrey R. Norman

                                 Thomas J. Szkutak

                                  Donald W. Torey

                                                                    SCHEDULE III

                    GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

          The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

          The names and principal occupations of the Officers of General Electric Company are as follows:

Officers                      Position(s)
--------                      -----------
J.F. Welch, Jr.               Chairman of the Board and Chief Executive Officer

P.D. Ameen                    Vice President and Comptroller

J.R. Bunt                     Vice President and Treasurer

D.L. Calhoun                  Senior Vice President - GE Lighting

W.J. Conaty                   Senior Vice President - Human Resources

D.M. Cote                     Senior Vice President - GE Appliances

D.D. Dammerman                Vice Chairman of the Board and Executive Officer,
                               Chairman and Chief Executive Officer, General
                               Electric Capital Services, Inc.

L.S. Edelheit                 Senior Vice President - Corporate Research and
                               Development

B.W. Heineman, Jr.            Senior Vice President - General Counsel and
                               Secretary

J.R. Immelt                   Senior Vice President - GE Medical Systems

G.S. Malm                     Senior Vice President - Asia

W.J. McNerney, Jr.            Senior Vice President - GE Aircraft Engines

E.F. Murphy                   Vice Chairman of the Board and Executive Officer

R.L. Nardelli                 Senior Vice President - GE Power Systems

R.W. Nelson                   Vice President - Corporate Financial Planning and
                               Analysis

J.D. Opie                     Vice Chairman of the Board and Executive Officer

G.M. Reiner                   Senior Vice President - Chief Information Officer

                                  Page 14 of 90

J.G. Rice                     Vice President - GE Transportation Systems

G.L. Rogers                   Senior Vice President - GE Plastics

K.S. Sherin                   Senior Vice President - Finance and Chief
                               Financial Officer

L.G. Trotter                  Senior Vice President - GE Industrial Systems

                                   Citizenship
                                   -----------
                    G. S. Malm               Sweden
                    All Others               U.S.A

                         GENERAL ELECTRIC COMPANY DIRECTORS

          The names, business addresses and principal occupations of the Directors of General Electric Company are as follows:

                              PRESENT                                 PRESENT
NAME                          BUSINESS ADDRESS                        PRINCIPAL OCCUPATION
----                          ----------------                        --------------------
J.I.Cash, Jr.                 Harvard Business School                 Professor of Business
                              Baker Library 187                       Administration-Graduate
                              Soldiers Field                          School of Business
                              Boston, MA 02163                        Administration, Harvard
                                                                      University

S.S. Cathcart                 222 Wisconsin Avenue                    Retired Chairman,
                              Suite 103                               Illinois Tool Works
                              Lake Forest, IL 60045

D.D. Dammerman                General Electric Company                Vice Chairman of the Board and
                              3135 Easton Turnpike                    Executive Officer, General
                              Fairfield, CT 06431                     Electric Company; Chairman
                                                                      and Chief Executive Officer,
                                                                      General Electric Capital
                                                                      Services, Inc.

P. Fresco                     Fiat SpA                                Chairman of the Board,
                              via Nizza 250                           Fiat SpA
                              10126 Torino, Italy

C.X. Gonzalez                 Kimberly-Clark de Mexico,               Chairman of the Board
                              S.A. de C.V.                            and Chief Executive
                              Jose Luis Lagrange 103,                 Officer,
                              Tercero Piso                            Kimberly-Clark de Mexico,

                                  Page 15 of 90

                              Colonia Los Morales                     S.A. de C.V.
                              Mexico, D.F. 11510, Mexico

Andrea Jung                   Avon Products, Inc.                     President and Chief
                              1345 Avenue of the Americas             Operating Officer,
                              New York, NY  10105                     Avon Products, Inc.

G.G. Michelson                Federated Department Stores             Former Member of the
                              151 West 34th Street                    Board of Directors,
                              New York, NY 10001                      Federated Department
                                                                      Stores

E. F. Murphy                  General Electric Company                Vice Chairman of the
                              3135 Easton Turnpike                    Board and Executive
                              Fairfield, CT 06431                     Officer, General Electric
                                                                      Company

S. Nunn                       King & Spalding                         Partner, King & Spalding
                              191 Peachtree Street, N.E.
                              Atlanta, Georgia 30303

J.D. Opie                     General Electric Company                Vice Chairman of the
                              3135 Easton Turnpike                    Board and Executive
                              Fairfield, CT 06431                     Officer, General Electric
                                                                      Company

R.S. Penske                   Penske Corporation                      Chairman of the Board
                              13400 Outer Drive, West                 and President, Penske
                              Detroit, MI 48239-4001                  Corporation

F.H.T. Rhodes                 Cornell University                      President Emeritus
                              3104 Snee Building                      Cornell University
                              Ithaca, NY 14853

A.C. Sigler                   Champion International                  Retired Chairman of the
                               Corporation                            Board and CEO
                              1 Champion Plaza                        and former Director,
                              Stamford, CT 06921                      Champion International
                                                                      Corporation

D.A. Warner III               J. P. Morgan & Co., Inc.                Chairman of the Board,
                              & Morgan Guaranty Trust Co.             President, and Chief
                              60 Wall Street                          Executive Officer,
                              New York, NY 10260                      J.P. Morgan & Co.
                                                                      Incorporated and Morgan
                                                                      Guaranty Trust Company

                                  Page 16 of 90

J.F. Welch, Jr.               General Electric Company                Chairman of the Board
                              3135 Easton Turnpike                    and Chief Executive
                              Fairfield, CT 06431                     Officer, General Electric
                                                                      Company

                                                  Citizenship
                                                  -----------
                              C. X. Gonzalez                          Mexico
                              P. Fresco                               Italy
                              Andrea Jung                             Canada
                              All Others                              U.S.A.

                                 LIST OF EXHIBITS:


Exhibit I Note, Stock Purchase and Warrant Agreement, dated as of January 1, 1999, between the Issuer and the Partnership.

                                                                       Exhibit I

________________________________________________________________________________




                            ELEPHANT & CASTLE GROUP INC.

             Convertible Subordinated Debentures Due December 31, 2003




                                  _______________


                             NOTE AND WARRANT AGREEMENT


                                  _______________







                               Dated January 1, 1999





________________________________________________________________________________

                                 TABLE OF CONTENTS

                              (Not Part of Agreement)

                                                                            Page
                                                                            ----
 1.       Authorization of Issue of Notes . . . . . . . . . . . . . . . . . . .1


 2.       Securities to be Issues.. . . . . . . . . . . . . . . . . . . . . . .2


          2A.  The Notes. . . . . . . . . . . . . . . . . . . . . . . . . . . .2
          2B.  Warrants . . . . . . . . . . . . . . . . . . . . . . . . . . . .2


 3.       Conditions of Closing . . . . . . . . . . . . . . . . . . . . . . . .2


          3A.  Opinion of Company's Counsel . . . . . . . . . . . . . . . . .  2
          3B.  Representations and Warranties; No Default . . . . . . . . . .  3
          3C.  Purchase Permitted by Applicable Laws. . . . . . . . . . . . .  3
          3D.  Compliance With Outstanding Debt Issues. . . . . . . . . . . .  3
          3E.  Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . .  3
          3F.  Delivery of Notes and Warrants . . . . . . . . . . . . . . . .  4
          3G.  Delivery of Bridge Notes . . . . . . . . . . . . . . . . . . .  4
          3H.  Financing. . . . . . . . . . . . . . . . . . . . . . . . . . .  4


 4.       Prepayments . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4


          4A.  Optional Prepayment in Whole or in Part. . . . . . . . . . . .  4
          4B.  Mandatory Prepayment . . . . . . . . . . . . . . . . . . . . .  4
          4C.  Mandatory Purchase at Holders' Option upon Certain Events. . .  5
          4D.  Notice of Prepayment . . . . . . . . . . . . . . . . . . . . .  5
          4E.  Partial Prepayments. . . . . . . . . . . . . . . . . . . . . .  5
          4F.  Purchase of Notes. . . . . . . . . . . . . . . . . . . . . . .  6


 5.       Certain Covenants.. . . . . . . . . . . . . . . . . . . . . . . . .  6


          5A.  No Refinancings from Proceeds of Notes . . . . . . . . . . . .  6
          5B.  No Deductions or Withholdings. . . . . . . . . . . . . . . . .  6
          5C.  Most Favored Nations Status. . . . . . . . . . . . . . . . . .  6
          5D.  Priority of Existing GEIPPPII Debt . . . . . . . . . . . . . .  6

                                  Page 20 of 90


 6.       Events of Default and Remedies. . . . . . . . . . . . . . . . . . .  7


 7.       Representations, Covenants and Warranties . . . . . . . . . . . . .  9


          7A.  Organization, Standing and Qualification of Company
               and Subsidiaries . . . . . . . . . . . . . . . . . . . . . . .  9
          7B.  Corporate Authority. . . . . . . . . . . . . . . . . . . . . .  9
          7C.  Title, Liens . . . . . . . . . . . . . . . . . . . . . . . . . 10
          7D.  Burdensome and Conflicting Agreements and Charter Provisions . 10
          7E.  Offering of Notes. . . . . . . . . . . . . . . . . . . . . . . 10
          7F.  Broker's or Finder's Commissions . . . . . . . . . . . . . . . 11
          7G.  Application of Proceeds. . . . . . . . . . . . . . . . . . . . 11
          7H.  Governmental Consent . . . . . . . . . . . . . . . . . . . . . 11
          7I.  Holding Company Status . . . . . . . . . . . . . . . . . . . . 12
          7J.  Investment Company Status. . . . . . . . . . . . . . . . . . . 12
          7K.  ERISA. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
          7L.  Disclosure . . . . . . . . . . . . . . . . . . . . . . . . . . 13
          7M.  Capital Stock. . . . . . . . . . . . . . . . . . . . . . . . . 13
          7N.  Environmental Compliance . . . . . . . . . . . . . . . . . . . 13
          7O.  Transaction with Affiliates. . . . . . . . . . . . . . . . . . 15
          7P.  Licenses, Permits, etc.. . . . . . . . . . . . . . . . . . . . 15
          7Q.  Compliance with Laws . . . . . . . . . . . . . . . . . . . . . 15
          7R.  Relationship with General Electric Company . . . . . . . . . . 15


 8.       Representations and Covenants of the Purchaser. . . . . . . . . . . 15


 9.       Conversion; Conversion Price; Adjustments Relative to Conversion. . 16


          9A.  Conversion Privilege; Conversion Price; Procedures . . . . . . 16
          9B.  No Fractional Shares; No Adjustments for Dividends . . . . . . 16
          9C.  Delivery of Stock Certificates and Cash in Lieu of Fractional
                 Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
          9D.  Adjustment of Conversion Price . . . . . . . . . . . . . . . . 17
          9E.  Liquidating Dividends. . . . . . . . . . . . . . . . . . . . . 17
          9F.  Subdivision or Combination of Stock. . . . . . . . . . . . . . 18
          9G.  Changes in Common Stock. . . . . . . . . . . . . . . . . . . . 18
          9H.  Notice of Adjustment . . . . . . . . . . . . . . . . . . . . . 19
          9I.  Certain Events . . . . . . . . . . . . . . . . . . . . . . . . 19
          9J.  Prohibition of Certain Actions . . . . . . . . . . . . . . . . 19
          9K.  Stock to be Reserved . . . . . . . . . . . . . . . . . . . . . 19
          9L.  Registration and Listing of Common Stock . . . . . . . . . . . 20

                                  Page 21 of 90

          9M.  Issue Tax. . . . . . . . . . . . . . . . . . . . . . . . . . . 20
          9N.  Closing of Books . . . . . . . . . . . . . . . . . . . . . . . 21
          9O.  No Rights or Liabilities as Shareholders . . . . . . . . . . . 21


10.       Subordination of Notes. . . . . . . . . . . . . . . . . . . . . . . 21


11.       Restrictions on Transfer; Registration Rights.. . . . . . . . . . . 22


          11A.  Applicability of Restrictions . . . . . . . . . . . . . . . . 22
          11B.  Restrictive Legends . . . . . . . . . . . . . . . . . . . . . 23
          11C.  Notice of Proposed Transfer; Opinions of Counsel;
                Certain Restrictions. . . . . . . . . . . . . . . . . . . . . 23
          11D.  Registration of Restricted Securities . . . . . . . . . . . . 25
          11E.  Registration Expenses . . . . . . . . . . . . . . . . . . . . 27
          11F.  Termination of Restrictions . . . . . . . . . . . . . . . . . 27
          11G.  Indemnification . . . . . . . . . . . . . . . . . . . . . . . 28
          11H.  Availability of Information . . . . . . . . . . . . . . . . . 29
          11I.  Duration of Obligations . . . . . . . . . . . . . . . . . . . 29


12.       Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30


13.       Miscellaneous.. . . . . . . . . . . . . . . . . . . . . . . . . . . 35


          13A.  Note Payments . . . . . . . . . . . . . . . . . . . . . . . . 35
          13B.  Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . 35
          13C.  Consent to Amendments . . . . . . . . . . . . . . . . . . . . 35
          13D.  Notices to Subsequent Holder. . . . . . . . . . . . . . . . . 36
          13E.  Form, Registration, Transfer and Exchange of Notes; Lost
                  Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
          13F.  Persons Deemed Owners . . . . . . . . . . . . . . . . . . . . 37
          13G.  Survival of Representations, Warranties and Indemnities . . . 37
          13H.  Successors and Assigns. . . . . . . . . . . . . . . . . . . . 37
          13I.  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
          13J.  Accounting Terms. . . . . . . . . . . . . . . . . . . . . . . 38
          13K.  Satisfaction Requirement. . . . . . . . . . . . . . . . . . . 38
          13L.  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . 38
          13M.  Headings; Table of Contents . . . . . . . . . . . . . . . . . 38
          13N.  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . 38
          13O.  Non Exclusivity of Remedies and Specific Performance. . . . . 38
          13P.  Non Business Days . . . . . . . . . . . . . . . . . . . . . . 39

Exhibit A           --     Form of Note
Exhibit B           --     Form of Warrant
Exhibit 3A          --     Form of Opinions of Harper Gray Easton as to Canadian
                           law matters and D. David Cohen, Esq. as to United
                           States law matters
Exhibit 5A          --     Refinancings from Proceeds of Notes
Exhibit 7A1         --     Certain Subsidiaries
Exhibit 7A2         --     Certificate of Incorporation and By-laws
Exhibit 7F          --     Broker's or Finder's Commissions
Exhibit 7M1         --     Certain Reserved Shares and Agreements Regarding
                           Issuance of Shares
Exhibit 7M2         --     Certain Owners of Securities
Exhibit 7R          --     Relationship with General Electric Company
Exhibit 10          --     Outstanding Indebtedness

                            ELEPHANT & CASTLE GROUP INC.
                                     SUITE 500
                                  586 HOMER STREET
                              VANCOUVER, B.C.  V6B 2W5
                                       CANADA


                                               January 1, 1999



GE Investment Private Placement
    Partners II, a Limited Partnership
3003 Summer Street
Stamford, CT  06904

Gentlemen:

          The undersigned, ELEPHANT & CASTLE GROUP INC., a corporation incorporated in the Province of British Columbia, Canada (herein called the "Company"), hereby agrees with the Purchaser as follows:

          1. AUTHORIZATION OF ISSUE OF NOTES. The Company will authorize the issue of its convertible subordinated debentures (the "Notes") in the aggregate principal amount of $2,000,000, to be dated the date of issue, to mature on the Maturity Date, to bear interest on the unpaid balance thereof from the date thereof until the entire principal thereof shall have become due and payable at the rate of 8% per annum, payable quarterly in arrears on each of March 31, June 30, September 30 and December 31 (each an "Interest Payment Date"), commencing on June 30, 1999, and to be substantially in the form of Exhibit A hereto attached; PROVIDED, HOWEVER, that to the extent permitted by applicable law interest shall be due and payable on any overdue installment of principal or interest at a rate equal to the Defined Rate per annum from the date such payment was due until paid, payable on demand, PROVIDED, FURTHER, HOWEVER, that to the extent permitted by law, and when available to the Company, interest may be paid, at the option of the Company, in fully registered, transferable, validly issued, fully paid and non-assessable Common Stock of the Company, and if such interest shall be paid in Common Stock, the number of shares of Common Stock to be issued on any applicable Interest Payment Date shall be determined by dividing (x) the amount of interest due on such Interest Payment Date by (y) the average closing market price for one share of Common Stock in the NASDAQ over-the counter (small cap) market (or other national securities exchange on which listed) during the ten (10) trading days ending on the third business day preceding the applicable Interest Payment Date, it being understood that no fractional shares shall be issued. All interest on the Notes shall be computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as applicable. The term

"Note" or "Notes" as used herein shall include each Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution or exchange for any such Note, in any case which is at the time outstanding.

          2.   SECURITIES TO BE ISSUED.

          2A. THE NOTES. The Company hereby agrees to issue to the Purchaser and, subject to the terms and conditions herein set forth, the Purchaser agrees to receive from the Company, $2,000,000 principal amount of Notes and Warrants (as defined below in Paragraph 2B) in exchange for the Bridge Notes.

          At 11:00 a.m. New York time on February 1, 1999, or at such other time and on such other date as the Purchaser and the Company may agree (the "Closing Date"), the Company will deliver to the Purchaser at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, or at such other location as the Purchaser and the Company may agree (the "Closing), one or more Notes, as the Purchaser may request, registered in the Purchaser's name, evidencing the principal amount to be acquired in exchange for the Bridge Notes.

          2B. WARRANTS. The Company hereby agrees to deliver to the Purchaser, as additional consideration in order to induce the Purchaser to acquire the Notes, Warrants (as defined below), subject to the terms and conditions set forth herein as follows:

               (i) AUTHORIZATION OF ISSUE OF WARRANTS. The Company will authorize the issue of Warrants (the "Warrants") exercisable for 1,000,000 shares of its Common Stock (to be adjusted for subdivisions and combinations); such Warrants having the powers, designations, preferences and relative rights and the qualifications, limitations and restrictions set forth in the form of Warrant attached as Exhibit B hereto.

               (ii) DELIVERY OF THE WARRANTS. At the Closing, the Company agrees to issue and deliver to the Purchaser, Warrants in the form of Exhibit B attached hereto, registered in the Purchaser's name, which Warrants shall be exercisable at the times and subject to the conditions set forth in such Warrants.

          3. CONDITIONS OF CLOSING. The Purchaser's obligation to acquire such Notes in exchange for the Bridge Notes on the Closing Date is subject to the satisfaction, on or before the Closing Date, of the following conditions:

          3A. OPINION OF COMPANY'S COUNSEL. On the Closing Date the Purchaser shall have received (x) from Harper Grey Easton, who are acting as Canadian counsel to the Company in connection with this transaction, a favorable opinion as to Canadian law matters and (y) from D. David Cohen, Esq., who is acting as United States counsel to the Company in connection with this transaction, a favorable opinion as to United States law matters, each such opinion dated the Closing Date, satisfactory to the Purchaser and substantially in the form set forth in Exhibit 3A hereto.

          3B. REPRESENTATIONS AND WARRANTIES; NO DEFAULT. The representations and warranties contained in paragraph 7 hereof shall be true on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except to the extent of changes caused by the transactions herein contemplated and as to certain dates; there shall exist on the Closing Date after giving effect to the transactions described herein no Event of Default or Default; and the Company shall have delivered to the Purchaser an Officer's Certificate, dated the Closing Date, to both such effects.

          3C. PURCHASE PERMITTED BY APPLICABLE LAWS. The exchange of the Bridge Notes for Notes and Warrants and the issuance by the Company of the Notes and Warrants, on the Closing Date on the terms and conditions herein provided (including the use of the proceeds of the Notes by the Company) shall not violate any applicable law or governmental regulation (including without limitation Regulations G, T and X of the Board of Governors of the Federal Reserve System, the Securities Act (British Columbia) and the Company Act (British Columbia)) and shall not subject any Purchaser to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation relating to the extension of credit, and the Purchaser shall have received such certificates or other evidence as such Purchaser may request to establish compliance with this condition.

          3D. COMPLIANCE WITH OUTSTANDING DEBT ISSUES. On or prior to the Closing Date, the Company shall have delivered to the Purchaser such evidence as the Purchaser or its special counsel may reasonably request showing that the execution, delivery and performance by the Company of this Agreement, the Notes and the Warrants will not conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary pursuant to, or otherwise violate, any instrument evidencing any indebtedness of the Company or any of its Subsidiaries or any agreement relating thereto.

          3E. PROCEEDINGS. On or prior to the Closing Date, all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to the Purchaser and their special counsel, and the Purchaser and its special counsel shall have received all such counterpart originals or certified or other copies of such documents as the Purchaser or its counsel may reasonably request.

          3F. DELIVERY OF NOTES AND WARRANTS. On the Closing Date, the Company shall have delivered the Notes and Warrants pursuant to paragraph 2 hereof.

          3G. DELIVERY OF BRIDGE NOTES. On the Closing Date, GEIPPPII shall have delivered the Bridge Notes to the Company for cancellation.

          3H. FINANCING. The Company shall have received at least $1 million from the sale on the Closing Date of convertible subordinated debentures to purchasers other than GEIPPPII.

          4. PREPAYMENTS. The Notes shall be subject to optional and mandatory prepayments or repurchase as specified in paragraphs 4A, 4B and 4C hereof.

          4A. OPTIONAL PREPAYMENT IN WHOLE OR IN PART. One-third (33 1/3%) percent of the principal amount of Notes then outstanding shall be subject to prepayment in whole, but not in part; PROVIDED, HOWEVER, that any such prepayment option may be exercised by the Company only if on the date notice of prepayment is given to the holders of the Notes (the "Initial Prepayment Notice Date"), and for the fifteen (15) consecutive trading days in which the average daily trading volume is not less than 25,000 shares per day, prior to the Initial Prepayment Notice Date, the Common Stock's publicly quoted price is equal to, or greater than, 150% of the Conversion Price then in effect; PROVIDED, FURTHER, HOWEVER, that after the six month anniversary of the Initial Prepayment Notice Date, fifty (50%) percent of the principal amount of Notes then outstanding shall be subject to prepayment and after the one year anniversary of such Initial Prepayment Notice Date, 100% principal amount of Notes then outstanding shall be subject to prepayment, in each case, at the option of the Company. The prepayment price for any Note being prepaid under this paragraph 4A shall be: (i) 100% of the principal amount thereof; plus (ii) interest accrued to the prepayment date. The Company shall not have the option to prepay any Notes pursuant to this Paragraph 4A unless, at the time of such prepayment, a registration statement filed with the Securities Exchange Commission shall be effective with respect to all Conversion Shares issuable pursuant to this Agreement upon conversion of all Notes outstanding at such time.

          4B. MANDATORY PREPAYMENT. On the Maturity Date, the Company will repay in whole any Notes then outstanding at a payment price equal to (i) the principal amount thereof, plus (ii) interest accrued thereon to the date of payment plus (iii) a premium equal to twenty-five percent (25%) of the original principal amount of such Notes.

          4C. MANDATORY PURCHASE AT HOLDERS' OPTION UPON CERTAIN EVENTS. The Notes shall be subject to prepayment, at any time in whole or in part, by the Company and the Company shall immediately prepay such Notes, in whole or in part, at the option of the holder, upon the occurrence of a Change in Control Event and thereafter for a period ending 90 days subsequent to receipt by the holders of Notes of notice from the Company to the effect that a Change in Control Event has occurred upon at least ten days written notice to the Company by such holder specifying (i) the principal amount of Notes to be prepaid, (ii) the prepayment date and (iii) the prepayment price for such Notes, which shall be (A) the principal amount of any such Notes, (B) a premium equal to that amount which is sufficient to provide a return equal to the Defined Rate per annum on such principal amount of Notes, taking into account any interest or dividends paid on such Notes to and including the date of prepayment, compounded quarterly, from the date of issuance of such Notes to the date of such prepayment and (C) interest and dividends, if any, accrued thereon to the date of payment.

          4D. NOTICE OF PREPAYMENT. The Company shall give each holder of Notes written notice of each prepayment pursuant to paragraphs 4A or 4B hereof not less than 10 days prior to any prepayment date, specifying such prepayment date, the principal amount of the Notes held by each holder to be prepaid on such date, the paragraph pursuant to which such prepayment is to be made and the date the right to convert such Notes or portions thereof to be prepaid shall terminate pursuant to paragraph 9 hereof. Notice of prepayment having been given as aforesaid, the principal amount of the Notes specified in such notice, together with interest thereon to the date of prepayment and the premium, if any, herein provided, shall become due and payable on the prepayment date specified, except to the extent that any Note which (or a portion of which) is to be so prepaid shall have been surrendered to the Company for conversion prior to such prepayment date in accordance with paragraph 9 hereof.

          4E. PARTIAL PREPAYMENTS. Upon prepayment of less than all of the Notes pursuant to paragraphs 4A or 4B, the principal amount so prepaid shall be allocated to all Notes at the time outstanding in proportion to the outstanding principal amounts thereof. Upon any partial prepayment of any Note, such Note shall, at the option of the holder thereof, be either (a) surrendered to the Company in exchange for a new Note in a principal amount equal to the principal amount remaining unpaid on the Note surrendered, and otherwise having the same terms and provisions as the Note surrendered, or (b) made available to the Company at the principal office of the original holder of such Note for notation thereon of the portion of the principal so prepaid, except that, so long as the Purchaser shall hold any Note, the Company agrees that such Purchaser may make notation of any portion of the principal so prepaid on such Note on its records.

          4F. PURCHASE OF NOTES. The Company covenants that it will not, and will not permit any Subsidiary to, directly or indirectly, purchase or otherwise acquire any Note except (a) by making a payment or prepayment in accordance with the provisions of the Notes and of this Agreement, (b) by purchasing any Note as required by paragraph 4C hereof or (c) by accepting any Note surrendered for conversion in accordance with paragraph 9 hereof. Any Note acquired by the Company or any Subsidiary shall be canceled and shall not thereafter be deemed outstanding for any purpose hereunder.

          5.   CERTAIN COVENANTS.

          5A.  NO REFINANCINGS FROM PROCEEDS OF NOTES.  Except as disclosed on
Exhibit 5A, the proceeds of the sale of the Notes and Warrants to the Purchaser will be used for working capital, capital expenditures and other general corporate purposes and will not be used directly or indirectly to pay, repay or refinance any Senior Indebtedness.

          5B. NO DEDUCTIONS OR WITHHOLDINGS. All sums payable by the Company to the Purchaser hereunder whether of principal or interest or otherwise shall be paid in full without any deduction on account of any present or future income or other taxes, levies, imposts, duties, charges or withholdings of any nature. In the event of the Company being compelled by law to make any such deduction or withholding from any payment to the Purchaser, the Company will pay to the Purchaser by way of additional interest such additional amounts as may be necessary to ensure that the aggregate of the net amounts received by the Purchaser after such deduction shall equal the amount which would have been receivable in the absence of any such deduction.

          5C. MOST FAVORED NATIONS STATUS. To the extent the Company issues convertible subordinated debentures to any purchaser on or about the date hereof other than GEIPPPII on any terms that are more beneficial to such purchaser than the terms offered to GEIPPPII pursuant to this Agreement, then the Company agrees that it will promptly notify GEIPPPII thereof in writing and GEIPPPII shall automatically be entitled to receive the benefit of such terms.

          5D. PRIORITY OF EXISTING GEIPPPII DEBT. The Company agrees that the indebtedness evidenced by the convertible subordinated debentures issued to any purchaser on or about the date hereof other than GEIPPPII shall be wholly subordinate and junior in right of payment in full when and as due, from time to time, to all principal of, premium, if any, and interest on all indebtedness of the Company incurred pursuant to that certain Note, Stock Purchase and Warrant Agreement dated as of November 30, 1995, as amended, supplemented or restated from time to time.

          6. EVENTS OF DEFAULT AND REMEDIES. If any of the following events shall occur and be continuing for any reason whatsoever (and whether such occurrence shall be voluntary or involuntary or come about or be affected by operation of law or otherwise):

          (i) the Company shall default in the payment of any principal of any Note when the same shall become due, either by the terms thereof or Otherwise as herein provided; or

          (ii) the Company shall default in the payment of any interest or premium on any Note and such default shall have continued for five consecutive days; or

          (iii) the Company shall default in the making of any required purchase of any Note as provided in paragraph 4C hereof;

          (iv) the Company or any Subsidiary shall default in any payment of principal of or interest on any other obligation for borrowed money (or any obligation or obligations under a conditional sale or other title retention agreement or any obligation or obligations issued or assumed as full or partial payment for property whether or not secured by a purchase money mortgage or any obligation under notes payable or drafts accepted representing extensions of credit) beyond any period of grace provided with respect thereto or shall default in the performance of any other agreement, term or condition contained in any agreement under which any such obligation is created (or if any other default under any such agreement shall occur and be continuing) if the effect of such default is to cause, or permit the holder or holders of such obligation or obligations (or a trustee on behalf of such holder or holders) to cause, such obligation or obligations to become due prior to its or their stated maturity and such default continues for more than ten (10) business days; or

          (v) a final judgment, decree or order for the payment of money in excess of $50,000 shall be rendered against the Company or any Subsidiary, and the same shall not be discharged or execution thereon stayed pending appeal within 60 days after entry thereof, or, in the event of such a stay, such judgment shall not be discharged, or again stayed pending further appeal, within 60 days after such stay shall expire; or

          (vi) any representation or warranty made by the Company herein or in any writing furnished in connection with the issuance and sale of the Notes and the purchase thereof by the Purchaser shall be false in any material respect on the date as of which made; or

          (vii) the Company shall default in the performance or observance of any other agreement, covenant, term or condition contained herein (other than as provided in clause (i), (ii), (iii) or (vii) of this paragraph 6, for which the respective grace period, if any, described in such clause shall apply), including without limitation the furnishing in writing of any representation or warranty required to be furnished after each Closing Date pursuant to this Agreement, and such default shall not have been remedied within 30 days after written notice thereof shall have been received by the Company from any holder of Notes; or

          (viii) if the Company or any Subsidiary shall (a) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian or the like of itself or of its property, (b) admit in writing its inability to pay its debts generally as they become due, (c) make a general assignment for the benefit of creditors, (d) commence a voluntary case under the Federal bankruptcy laws of the United States of America or file a voluntary petition or answer seeking reorganization, an arrangement with creditors or an order for relief or seeking to take advantage of any insolvency law or file an answer admitting the material allegations of a petition filed against it in any bankruptcy, reorganization or insolvency proceeding, or corporate action shall be taken by it for the purpose of effecting any of the foregoing; or

          (ix) if without the application, approval or consent of the Company or any Subsidiary, a proceeding shall be instituted in any court of competent jurisdiction, under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking in respect of the Company or any Subsidiary an order for relief or an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or custodian or the like of the Company or such Subsidiary or of all or any substantial part of its assets, or other like relief in respect thereof under any bankruptcy or insolvency law, and, if such proceeding is being contested by the Company or such Subsidiary in good faith, the same shall (a) result in the entry of an order for relief or any such adjudication or appointment or (b) continue undismissed, or pending and unstayed, for any period of thirty (30) consecutive days;

then, upon the happening of any event described in clauses (viii) and (ix) in this paragraph 6 (with respect to the Company), the Notes shall be and become immediately due and payable without any notice of any kind at the principal amount thereof together with accrued interest thereon to the date of payment and a premium equal to that amount which is sufficient to provide a return equal to twenty-five percent (25%) on the principal amount thereof, or, during the continuance of any event referred to in this paragraph 6 other than such clauses
(viii) and (ix) (with respect to the Company), any holder or holders of 66-2/3% in aggregate principal amount of the Notes then outstanding may, at their option and in addition to any right, power or remedy permitted by law or equity or herein granted, by notice in writing to the Company, declare all of the Notes to be, and such Notes shall thereupon be and become, forthwith due and payable at the principal amount thereof, together with interest accrued thereon to the date of payment and a premium equal to that amount which is sufficient to provide a return equal to twenty-five percent (25%) on the principal amount thereof.

          The above provision with respect to any acceleration of the Notes is subject to the condition that if for any reason after the principal of the Notes shall have so become due and payable, the Company shall demonstrate to the satisfaction of the holders in their sole judgment that it is able to pay all matured installments of interest upon the Notes and to make any required payments which shall have become due other than by reason of such acceleration (with interest upon such payments and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest) and all defaults under this Agreement, other than nonpayment of the principal of or interest on the Notes which have become due by such acceleration, shall have been remedied or waived by holders representing at least the percentage in aggregate principal amount of Notes requesting such acceleration, then and in such instance such default may be waived and its consequences rescinded and annulled by the holders representing at least the percentage in aggregate principal amount of Notes requesting such acceleration by written notice to the Company, which waiver shall be binding upon all holders. It is expressly understood and agreed that the decision so to waive any default and so to rescind and annul any consequences is within the sole judgment and control of the holders of the Notes, and such holders shall be under no obligation so to do.

          7. REPRESENTATIONS, COVENANTS AND WARRANTIES. The Company represents, covenants and warrants as follows:

          7A. ORGANIZATION, STANDING AND QUALIFICATION OF COMPANY AND SUBSIDIARIES. The Company is a corporation duly organized and existing in good standing under the laws of the Province of British Columbia, Canada, each Subsidiary, if any, is duly organized and existing in good standing under the laws of the jurisdiction in which it is incorporated, and the Company has and each Subsidiary has the corporate power to own its respective property and to carry on its respective business as now being conducted. The Company is and each Subsidiary is duly qualified and in good standing as a foreign or extra provincial corporation to do business in every jurisdiction where the character of the properties owned or leased by it or the nature of any business transacted by it makes such qualification necessary and where such nonqualification or lack of good standing would have a material adverse effect on the business of the Company and its consolidated Subsidiaries taken as a whole. The Company has no Subsidiary other than those set forth in Exhibit 7A and except as set forth on such Exhibit 7A, such Subsidiaries are wholly owned. Attached hereto as Exhibit 7A2 are complete and correct copies of its Certificate of Incorporation, Memorandum and Articles, as amended and in full force and effect on the date hereof.

          7B.  CORPORATE AUTHORITY.     (a)  The execution and delivery by
the Company of all transactions and obligations contemplated hereby are within its corporate authority. This Agreement, the Notes and the Warrants constitute the legal, valid and binding obligations of the Company enforceable in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditor's rights generally and the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), and with respect to the indemnification provisions contained herein, by applicable securities laws or principles of public policy.

               (b) The execution, delivery and performance of this Agreement and the issuance of the Notes, the Warrants and the shares of Common Stock issuable upon conversion of the Notes or upon exercise of the Warrants have been duly authorized by all necessary corporate proceedings on the part of the Company. This Agreement has been duly executed and delivered. The shares of Common Stock issuable upon conversion of the Notes and upon exercise of the Warrants have been duly authorized and duly reserved for issuance, are subject to no preemptive rights, and when and if issued, will be validly issued, fully paid and nonassessable.

          7C. TITLE, LIENS. The Company has, and each of its Subsidiaries has, good and marketable title to its respective properties and assets reflected in the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 1997 (other than properties and assets disposed of in the ordinary course of business).

          7D. BURDENSOME AND CONFLICTING AGREEMENTS AND CHARTER PROVISIONS. Neither the Company nor any Subsidiary is a party to any contract or agreement or subject to any charter or other corporate restriction which materially and adversely affects its business as currently conducted, properties or assets or financial condition. Neither the execution nor delivery of this Agreement, the Notes or the Warrants by the Company, nor the offering, issuance and sale of the Notes or the Warrants by the Company, nor fulfillment of nor compliance with the terms and provisions of this Agreement or the Notes or the Warrants by the Company, nor the issuance by the Company of shares of Common Stock upon conversion of the Notes as provided in paragraph 9 hereof or upon exercise of the Warrants, will conflict with, or result in a breach of the terms, conditions or provisions of, or constitute a default under, or result in any violation of, or result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary pursuant to, or require any consent, approval or other action by any court or administrative or governmental body or any other Person pursuant to, the charter or by-laws of the Company or any Subsidiary, any award of any arbitrator or any agreement (including any agreement with shareholders), instrument, order, judgment, decree, statute, law, rule or regulation to which the Company or any Subsidiary is subject, except for such approval as may be required in connection with fulfillment of, or compliance with, the provisions of paragraph 11 hereof. Neither the Company nor any Subsidiary is a party to, or otherwise subject to any provision contained in, any instrument evidencing Indebtedness of the Company or such Subsidiary, any agreement relating thereto or any other contract or agreement (including its charter) which, except to the extent complied with by the Company or consented to in connection with the execution of this Agreement and the issuance of the Notes, restricts or otherwise limits the incurring of the Indebtedness evidenced by the Notes.

          7E. OFFERING OF NOTES. Neither the Company nor any other agent acting on the Company's behalf has, directly or indirectly, offered the Notes or the Warrants or any similar security of the Company for sale to, or solicited any offers to buy the Notes or the Warrants or any similar security of the Company from, or otherwise approached or negotiated with respect thereto with more than 20 Persons including the Purchasers (all of which Persons are institutional investors), and neither the Company nor any agent acting on its behalf has taken or will take any action which would subject the issuance or sale of the Notes to the provisions of Section 5 of the Securities Act, or to the registration or qualification requirements of any securities or Blue Sky law of any applicable jurisdiction. The Company has not authorized or employed any agent, broker or dealer in connection with the offering or sale of the Notes or any similar security of the Company.

          The Company is a reporting issuer not in default under the Securities Act of the Province of British Columbia. Subject to the issuance and filing of a press release and material change report concerning this Agreement and the filing of a Form 20 under the Securities Act (British Columbia) following the Closing of the issuance of any of the Notes or the Warrants, the issuance of the Notes or the Warrants will not result in any contravention of any applicable securities legislation or the regulations thereunder in British Columbia.

          The issuance of the Notes and the Warrants is exempt from the registration and prospectus requirements of the Securities Act of the Province of British Columbia and no prospectus will be required and no other document must be filed, proceeding taken or approval obtained in British Columbia to permit the offering, sale and delivery of the Notes and the Warrants to the Purchasers.

          7F. BROKER'S OR FINDER'S COMMISSIONS. No broker's or finder's advisory or placement fee or commission will be payable with respect to the issuance of the Notes or the transactions contemplated hereby, except to such parties and in such amounts as set forth in Exhibit 7F hereto, and the Company will indemnify the Purchasers and hold the Purchasers harmless from any claim, demand, liability or action for broker's or finder's or advisory or placement fees or commissions alleged to have been incurred in connection with the issuance of the Notes or such transactions. In addition, and not in limitation of the foregoing, the Company will reimburse the Purchasers for any legal or other expenses incurred by the Purchasers in connection with defending against any such claim, damage, liability or action brought for broker's or finder's or advisory or placement fees or commissions.

          7G. APPLICATION OF PROCEEDS. Neither the Company nor any Subsidiary owns any "margin security" within the meaning of Regulation G (12 CFR Part 207) of the Board of Governors of the Federal Reserve System (herein called a "margin security"). Neither the Company nor any agent acting on its behalf has taken or will take any action which might cause this Agreement or the Notes to violate Regulation G, Regulation T, Regulation X or any other regulation of the Board of Governors of the Federal Reserve System or to violate the Exchange Act, in each case as in effect now or as the same hereafter may be in effect.

          7H. GOVERNMENTAL CONSENT. Neither the nature of the Company or of any Subsidiary, nor any of their respective businesses or properties, nor any relationship between the Company or any Subsidiary and any other Person, nor any circumstance in connection with the offer, issue, sale or delivery of the Notes is such as to require any consent, approval or authorization of, or any notice to, or filing, registration or qualification with, any court or administrative or governmental body in connection with the execution and delivery of this Agreement or the offer, issue, sale or delivery of the Notes or the Warrants, or (except as may be required in connection with fulfillment of, or compliance with, the provisions of paragraph 9 or paragraph 11 hereof and except as provided in paragraph 7K) fulfillment of, or compliance with, the terms and provisions of this Agreement or of the Notes or the Warrants, or is such as to require or give rise to any limitation on any Purchaser's ownership of any equity securities of the Company.

          7I. HOLDING COMPANY STATUS. Neither the Company nor any Subsidiary is a "holding company," or a Subsidiary or affiliate of a "holding company," or a "subsidiary company" of a "holding company," or a "public utility," within the meaning of the Public Utility Holding Company Act of 1935, as amended, or a "public utility" within the meaning of the Federal Power Act, as amended.

          7J. INVESTMENT COMPANY STATUS. Neither the Company nor any Subsidiary is an "investment company" or a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or an "investment adviser" within the meaning of the Investment Advisers Act of 1940, as amended.

          7K. ERISA. Neither the Company nor any Subsidiary nor any ERISA Affiliate maintains, contributes or has any liability (contingent or otherwise) with respect to a plan (including a Multiemployer Plan) subject to Title IV of ERISA or Section 412 of the Internal Revenue Code of 1986, as amended. All employee benefit plans and arrangements (regardless of whether such plans or arrangements are covered by ERISA) maintained by or contributed to by the Company, any Subsidiary or any ERISA Affiliate are in compliance with all applicable law, including any reporting requirements. Neither the Company nor any Subsidiary has any liability (contingent or otherwise) with respect to retiree medical or death benefits. Neither the Company, nor any Subsidiary nor any other person, including any fiduciary, has engaged in any transaction prohibited by Section 4975 of the Internal Revenue Code of 1986, as amended, or
Section 406 of ERISA which could subject the Company, any Subsidiary or any entity that the Company or any Subsidiary has an obligation to indemnify to any tax or penalty imposed under Section 4975 of the Internal Revenue Code of 1986, as amended, or Section 502 of ERISA. The transactions contemplated by this Agreement will not involve any transaction prohibited by Section 406 of ERISA or in Section 4975 of the Internal Revenue Code of 1986, as amended. The representation by the Company in the next preceding sentence is made in reliance upon and subject to the accuracy of each Purchaser's representation in paragraph 8 as to the source of the funds to be used by each Purchaser to pay the purchase price of the Notes.

          7L. DISCLOSURE. Neither this Agreement nor any other document, certificate or statement furnished to any Purchaser by or on behalf of the Company in connection herewith contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which made, not misleading. There is no fact peculiar to the Company or its Subsidiaries and known to the Company which materially adversely affects or in the future may (so far as the Company can now foresee) materially adversely affect the business, property or assets, or financial condition of the Company and its Subsidiaries, taken as a whole, which has not been set forth in this Agreement or in the other documents described herein and furnished to the Purchasers by or on behalf of the Company prior to the date hereof in connection with the transactions contemplated hereby.

          7M. CAPITAL STOCK. As of the date hereof, the Company has authorized a total of 20,000,000 shares of its capital stock of all classes, all such authorized shares are Common Stock. Immediately prior to the Closing Date, [3,100,000] shares of Common Stock are issued and outstanding, and the Company holds no shares of its capital stock in its treasury. All of such outstanding shares have been validly issued and are fully paid and nonassessable. The Company has reserved such number of shares of Common Stock for issuance pursuant to such instruments or agreements as are set forth in Exhibit 7M1 hereto.

          Except as otherwise stated in this paragraph or set forth in Exhibit 7M1 hereto and except for shares reserved for issuance in connection with this Agreement, the Company has not granted or issued, or agreed to grant or issue, any options, warrants or similar rights to acquire or receive any of the authorized but unissued shares of its capital stock of any class or any securities convertible into shares of its capital stock of any class. As of the date hereof, no Person holds of record or beneficially owns 5% or more of the outstanding shares of any class of the capital stock of the Company except as set forth in Exhibit 7M2 hereto.

          7N. ENVIRONMENTAL COMPLIANCE. (a) Neither the Company nor any Subsidiary is in violation, or alleged to be in violation, of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Waste Management Act (British Columbia), Canadian Environmental Protection Act, Transportation of Dangerous Goods Act (Canada), Fisheries Act (Canada), Environment Management Act (British Columbia) and Occupational Health and Safety Regulation (British Columbia) or any federal, provincial, state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment (hereinafter "Environmental Laws"), which violation would have a material adverse effect on the business, assets or financial condition of the Company, individually, or the Company and its Subsidiaries, taken as a whole.

          (b) Neither the Company nor any Subsidiary has received written notice from any third party including, without limitation, any federal, provincial, state or local governmental authority, (i) that the Company or any Subsidiary has been identified by the United States Environmental Protection Agency ("EPA") as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B (1986); (ii) that any hazardous waste, as defined by 42 U.S.C.
Section 6903(5), any hazardous substances as defined by 42 U.S.C. Section 9601(14), any pollutant or contaminant as defined by 42 U.S.C. Section 9601(33) and any toxic substances, oil or hazardous materials or other chemicals or substances regulated by any Environmental Laws ("Hazardous Substances") which any one of them has generated, transported or disposed of has been released at any site at which a federal, provincial, state or local agency has conducted or has ordered that either the Company or any Subsidiary conduct a remedial investigation, removal or other response action pursuant to any Environmental Law or have named the Company or any Subsidiary as a Potentially Responsible Party or are seeking contribution from the Company or any Subsidiary; or (iii) that it is or shall be a named party to any claim, action, cause of action, complaint, or legal or administrative proceeding (in each case, contingent or otherwise) arising out of any third party's incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the release of Hazardous Substances.

          (ii) To the actual knowledge of the Company, to the extent such activity would have a material adverse effect on the business, assets or financial condition of the Company, individually, or of the Company and its Subsidiaries, taken as a whole: (i) no portion of the property of the Company or any Subsidiary has been used for the handling, processing, storage or disposal of Hazardous Substances except in accordance with applicable Environmental Laws; and no underground tank or other underground storage receptacle for Hazardous Substances is located on any portion of the property; (ii) in the course of any activities conducted by the Company, its Subsidiaries or operators of their properties, no Hazardous Substances have been generated or are being used on the property except in accordance with applicable Environmental Laws; (iii) there have been no releases (i.e., any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping) or threatened releases of Hazardous Substances on, upon, into or from the property of the Company or any Subsidiary, which releases would have a material adverse effect on the value of any of the property or adjacent properties or the environment; and (iv) in addition, any Hazardous Wastes as defined by 42 U.S.C. Section 6903(5), if any, that have been generated on any of the property have been transported offsite only by carriers having an identification number issued by the EPA, treated or disposed of only by treatment or disposal facilities maintaining valid permits as required under applicable Environmental Laws, which transporters and facilities have been and are, to the best of the Company's knowledge, operating in material compliance with such permits and applicable Environmental Laws.

          7O. TRANSACTION WITH AFFILIATES. During the five year period immediately preceding the date hereof, neither the Company nor any Subsidiary has entered into, or caused, suffered or permitted to exist or occur any arrangement or contract with any of its Affiliates unless such arrangement or contract (i) was fair and equitable to the Company or such Subsidiary, and (ii) has been specifically approved by the Company's or such Subsidiary's Board of Directors (or equivalent governing body), as the case may be, as an arrangement or a contract of the kind which would be entered into by a prudent Person in the position of the Company or such Subsidiary with a Person which is not one of its Affiliates or ratified by the Company's Board of Directors after disclosure thereto with respect to any arrangement or contract prior to the date hereof which has been terminated and has no continuing effect upon the business of the Company.

          7P. LICENSES, PERMITS, ETC. The Company and each Subsidiary has all material licenses, permits and operating authorities, including, without limitation, those pertaining to serving alcoholic beverages or gaming or gambling, as is requisite for carrying on its business or businesses in the manner in which it has heretofore been carried on, all such licenses, permits and operating authorities are in good standing, and there exists no default by the Company or any Subsidiary under the terms of any such licenses, permits and operating authorities;

          7Q. COMPLIANCE WITH LAWS. The Company and each of its Subsidiaries presently carry on, and, the Company will in the future carry on and will cause each of the Subsidiaries to carry on, their respective operations in compliance with all applicable laws, including, without limitation, all applicable statutes, regulations or bylaws relating to health and safety and employment standards and the payment of workers compensation assessments.

          7R. RELATIONSHIP WITH GENERAL ELECTRIC COMPANY. Except as disclosed on Exhibit 7R, neither the Company nor any Subsidiary has any equity, creditor, debtor or similar relationship (including without limitation any investment in, or any debtor, revolving credit, leasing or creditor relationship, but excluding any vendor or vendee relationship) with General Electric Company or any subsidiary thereof.

          8. REPRESENTATIONS AND COVENANTS OF THE PURCHASER. The Purchaser represents, and in making the sale of Notes and the Warrants contemplated hereby to the Purchaser it is specifically understood and agreed, that the Purchaser is acquiring such Notes and Warrants for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, provided that the disposition of its property shall at all times be and remain within its control. The Purchaser further represents that it is familiar with Release No. 5226 issued by the Commission under the Securities Act, that it has consulted with its counsel in regard thereto, and that it is fully familiar with the position of the Commission with respect to the resale of any Note to the public. The Purchaser further represents that no part of the funds being used by it to pay the purchase price of the Notes and the Warrants hereunder constitutes assets of an employee benefit plan (as defined in Section 3(3) of ERISA).

          9.   CONVERSION; CONVERSION PRICE; ADJUSTMENTS RELATIVE TO CONVERSION.

          9A. CONVERSION PRIVILEGE; CONVERSION PRICE; PROCEDURES. (a) Subject to the conditions set forth in paragraph 9 hereof, the holder of any Note may, at such holder's option, at any time after the six month anniversary of the date of this Agreement, and from time to time prior to and including the Maturity Date, or, with respect to any principal amount of Notes for which the Company has given notice of prepayment in accordance with paragraph 4 hereof, prior to the date of such prepayment, except as otherwise specifically provided in this Agreement, convert all or any part of the unpaid principal thereof into shares of Common Stock (the "Conversion
Shares") at a price equal to $2.00 (the "Conversion Price"). The Conversion Shares and the Conversion Price are subject to certain adjustments as set forth in paragraph 9 hereof, and the terms "Conversion Shares" and "Conversion Price" as used herein shall as of any time be deemed to include all such adjustments to be given effect as of such time in accordance with the terms hereof.

          (b) Subject to the provisions of paragraph 9 hereof, any Note may be converted in full or in part by the holder thereof by surrender of the Note, with a written statement specifying the principal amount thereof to be converted, to the Company at its principal office. Upon any partial conversion of any Note, the Company at its expense shall forthwith issue and deliver to the holder thereof a new Note or Notes in principal amount equal to the unpaid and unconverted principal amount of such surrendered Note.
Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which such Note was received by the Company.

      9B. NO FRACTIONAL SHARES; NO ADJUSTMENTS FOR DIVIDENDS. (a) No fractional shares shall be issued upon conversion of any Note and no payment or adjustment shall be made upon conversion of any Note for cash dividends with respect to Common Stock issued thereupon.

      (b) The Company shall forthwith upon conversion of all or any portion of any Note pay all interest accrued on the principal amount converted to the date of such conversion.

      9C. DELIVERY OF STOCK CERTIFICATES AND CASH IN LIEU OF FRACTIONAL SHARES. As promptly as practicable after the conversion of any Note in full or in part, the Company, at its expense, shall issue and deliver to the holder of such Note, or as such holder (upon payment of any applicable transfer taxes by such holder) may, subject to the provisions of paragraph 11, direct, a certificate or certificates for the number of full shares of Common Stock deliverable upon such conversion, bearing, if required by the terms hereof, the restrictive legend set forth in paragraph 11B hereof, plus, in lieu of any fractional shares or other fractional pieces to which such holder would otherwise be entitled, cash equal to such fraction multiplied by the market value of one full share of Common Stock as of the close of business on the date of such conversion on the principal securities exchange, NASDAQ National Market System or NASDAQ over-the-counter market on which Common Stock is at the time traded, or, if not so traded, multiplied by the market value of one full share of Common Stock as reasonably determined by (or pursuant to a formula or procedure reasonably adopted by) the Board of Directors of the Company.

          9D. ADJUSTMENT OF CONVERSION PRICE. (a) In case at any time after the date hereof, the Company shall declare a dividend or make any other distribution upon any class or series of stock of the Company payable in shares of Common Stock or Convertible Securities, the Conversion Price with respect to the conversion of any Note subsequent to such event shall be reduced to the price (calculated to the nearest cent) determined as follows:

          by dividing (i) an amount equal the aggregate number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the then existing Conversion Price, by (ii) the aggregate number of shares of Common Stock of all classes outstanding immediately after such issue or sale.

          (b) In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold as a result of the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

          9E.  LIQUIDATING DIVIDENDS.   (a)  In case at any time after the
date hereof the Company shall declare a dividend upon the shares of Common Stock of any class payable otherwise than in shares of Common Stock or Convertible Securities, otherwise than out of consolidated earnings or consolidated earned surplus (determined in accordance with generally accepted accounting principles, including the making of appropriate deductions for minority interests, if any, in subsidiaries) and provided that such dividend shall not otherwise result in an adjustment of the Conversion Price pursuant to any other provision hereof, the Company shall pay over to each holder of Notes, upon conversion thereof on or after the dividend payment date, the securities and other property (including cash) which such holder would have received (together with all distributions thereon) if such holder had converted the Notes held by it on the record date fixed in connection with such dividend, and the Company shall take whatever steps are necessary or appropriate to keep in reserve at all times such securities and other property as shall be required to fulfill its obligations hereunder in respect of the shares issuable upon the exercise or conversion of all the Notes. For the purposes of the foregoing, a dividend other than in cash shall be considered payable out of consolidated earnings or consolidated retained earnings only to the extent that such earnings or retained earnings are charged an amount equal to the fair value of such dividend as determined by the Board of Directors of the Company.

          9F. SUBDIVISION OR COMBINATION OF STOCK. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          9G. CHANGES IN COMMON STOCK. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or sale, transfer or other disposition of all or substantially all of its properties to another corporation, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Notes shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon conversion of the Notes, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon conversion of the Notes had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Notes to the end that the provisions hereof (including without limitation provisions for adjustment of the Conversion Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of Notes at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.

          9H. NOTICE OF ADJUSTMENT. Upon any adjustment of the Conversion Price, then and in each such case the Company shall promptly obtain the opinion of a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing selected by the Company's Board of Directors, which opinion shall state the Conversion Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock issuable upon conversion of the Note or Notes held by each holder of Notes, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company shall promptly mail a copy of such accountants' opinion to each holder of Notes.

          9I. CERTAIN EVENTS. If any event occurs as to which in the opinion of the Board of Directors of the Company the other provisions of paragraph 9 hereof are not strictly applicable or if strictly applicable would not fairly protect the conversion rights of the holders of the Notes in accordance with the essential intent and principles of such provisions, then such Board of Directors shall appoint a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing, which shall give their opinion upon the adjustment, if any, on a basis consistent with such essential intent and principles, necessary to preserve, without dilution, the rights of the holders of the Notes. Upon receipt of such opinion by the Board of Directors, the Company shall forthwith make the adjustments described therein; PROVIDED, HOWEVER, that no such adjustment pursuant to this paragraph 9I shall have the effect of increasing the Conversion Price as otherwise determined pursuant to paragraph 9 hereof except in the event of a combination of shares of the type contemplated in paragraph 9F and then in no event to an amount larger than the conversion price as adjusted pursuant to paragraph 9F.

          9J. PROHIBITION OF CERTAIN ACTIONS. The Company will not (i) authorize or issue, or agree to authorize or issue, any shares of its capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Company unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets or (ii) take any action which would result in any adjustment of the Conversion Price if the total number of shares of Common Stock issuable after such action upon conversion of all of the Notes would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation.

          9K. STOCK TO BE RESERVED. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the conversion of Notes as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding Notes, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder.
The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all Liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be required to assure that the par value, if any, per share of the Common Stock is at all times equal to or less than the then effective Conversion Price. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed. Without limiting the foregoing, the Company will take all such action as may be necessary to assure that, upon conversion of any of the Notes, an amount equal to the lesser of (a) the par value of each share of Common Stock outstanding immediately prior to such conversion, or (b) the Conversion Price, shall be credited to the Company's stated capital account for each share of Common Stock issued upon such conversion, and that the balance of the principal amount of each Note converted shall be credited to the Company's capital surplus account.

          9L. REGISTRATION AND LISTING OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of conversions of Notes hereunder require registration with or approval of any governmental authority under any Federal or state law (other than the Securities Act) before such shares may be issued upon conversion, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. Shares of Common Stock issuable upon conversion of the Notes shall be registered by the Company under the Securities Act or similar statute then in effect as required by paragraph 11 and subject to the conditions stated in such paragraph. If and so long as the Common Stock is listed on any national securities exchange, the Company will, at its expense, obtain promptly and maintain the approval for listing on each such exchange upon official notice of issuance, of shares of Common Stock issuable upon conversion of the then outstanding Notes and maintain the listing of such shares after their issuance; and the Company will also list on such national securities exchange, will register under the Exchange Act and will maintain such listing of, any other securities that at any time are issuable upon conversion of the Notes, if and at the time that any securities of the same class shall be listed on such national securities exchange by the Company or shall require registration under the Exchange Act.

          9M. ISSUE TAX. The issuance of certificates for shares of Common Stock upon conversion of Notes shall be made without charge to the holders of the Notes converted for any issuance tax in respect thereto.

          9N. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any Note or of any shares of Common Stock issued or issuable upon the conversion of any Note in any manner which interferes with the timely conversion of such Note.

          9O. NO RIGHTS OR LIABILITIES AS SHAREHOLDERS. No Note shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Agreement or of any Note, in the absence of the actual conversion of such Note or any part thereof by the holder thereof into Common Stock issuable upon such conversion, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.

          10. SUBORDINATION OF NOTES. Anything in this Agreement or any Note to the contrary notwithstanding, the indebtedness evidenced by the Notes, and any renewals or extensions thereof, including principal, premium, if any, and interest, shall at all times be wholly subordinate and junior in right of payment, to the extent and in the manner hereinafter set forth in this paragraph 10, to all principal of, premium, if any, and interest on all indebtedness of the Company for borrowed money outstanding on the date hereof and set forth in
Exhibit 10 or created or incurred after the date hereof equal to $5 million. Neither the Company nor any Subsidiaries has outstanding any Indebtedness except as set forth in Exhibit 10. Such indebtedness of the Company to which the Notes are subordinate and junior is sometimes hereinafter referred to as "SENIOR INDEBTEDNESS":

          (i) In the event of any liquidation, dissolution or winding up of the Company, or of any execution, sale, receivership, insolvency, bankruptcy, liquidation, readjustment, reorganization or other similar proceeding relative to the Company or its property, all principal and interest owing on all Senior Indebtedness shall first be paid in full before any payment is made upon the indebtedness evidenced by the Notes; and in any such event any payment or distribution of any kind or character, whether in cash, property or securities (other than in securities or other evidences of indebtedness, the payment of which is subordinated to the payment of all Senior Indebtedness which may at the time be outstanding) which shall be made upon or in respect of the Notes shall be paid over to the holders of such Senior Indebtedness, pro rata, for application in payment thereof unless and until such Senior Indebtedness shall have been paid or satisfied in full;

          (ii) In the event that the Notes are declared or become due and payable because of the occurrence of any Event of Default hereunder or otherwise than at the option of the Company or upon maturity or the date of any mandatory payment or purchase, under circumstances when the foregoing clause (i) shall not be applicable, the holders of the Notes shall be entitled to payments only after there shall first have been paid in full all Senior Indebtedness outstanding at the time the Notes so become due and payable because of any such event, or payment shall have been provided for;

          (iii) During the continuance of any default in the payment of either principal or interest on any Senior Indebtedness, no payment of principal, premium or interest shall be made on the Notes, if either (i) notice of such default in writing has been given to the Company by any holder or holders of any Senior Indebtedness, provided that judicial proceedings shall be commenced with respect to such default within sixty (60) days thereafter, or (ii) judicial proceedings shall be pending in respect of such default; and

          (iv) With respect to any continuing event of default with respect to fifty percent (50%) or more of the aggregate principal amount of Senior Indebtedness permitted as specified in this paragraph 10 of which the holders of the Notes have been given notice by the Company or the holders of such Senior Indebtedness, for the thirty (30) day period after the occurrence of such event of default, the holders of the Notes will not (a) accelerate, or cause to be accelerated, the Notes or otherwise cause the Notes to become due prior to their stated maturity or the dates of any mandatory payments or purchase or (b) exercise any remedies with respect to the Notes, unless and until all Senior Indebtedness shall have been paid in full or payment shall have been provided for or the holders of the Senior Indebtedness shall have otherwise consented in writing; PROVIDED, HOWEVER, that the provisions of this subparagraph shall not prevent acceleration of the Notes pursuant to paragraph 6 (x) hereof.

          The provisions of this paragraph 10 are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness on the one hand, and the holder of any Note on the other hand, and nothing herein shall impair, as between the Company and the holder of any Note, the obligation of the Company, which is unconditional and absolute, to pay the principal of, premium (if any) and interest thereon in accordance with its terms; nor shall anything herein prevent the holder of any Note from exercising all remedies otherwise permitted by applicable law or hereunder upon default hereunder or under any Note, subject to the rights under this paragraph 10 of holders of Senior Indebtedness.

          Upon receipt by holders of the Senior Indebtedness of an amount equal to payment in full of the Senior Indebtedness, the holders of the Notes shall be subrogated (ratably according to the aggregate amounts owing in respect of principal and interest on the Notes) to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until the holders of the Notes shall have received, through such subrogation to the rights of holders of Senior Indebtedness, an amount equal to the amounts paid to holders of Senior Indebtedness by or by right of holders of the Notes; and, for the purposes of such subrogation, all payments or distributions made to the holders of the Senior Indebtedness by reason of the subordination provisions of this paragraph 10, shall, as between the Company, its creditors and holders of the Notes, not be deemed to be payments on the Senior Indebtedness.

          11.  RESTRICTIONS ON TRANSFER; REGISTRATION RIGHTS.

          11A. APPLICABILITY OF RESTRICTIONS. Notwithstanding any provisions to the contrary contained in this Agreement, any Restricted Securities or the Company's Memorandum or Articles, the provisions of this paragraph 11 shall apply to: (a) the transfer of any Note and the transfer of any Restricted Security (each such transfer being herein called a "Restricted Action"). The holder of any Note or Restricted Security, by its acceptance thereof, agrees that, unless otherwise permitted hereunder, it will not take any

Restricted Action prior to the delivery to the Company of the opinion or opinions of counsel referred to in, and to the effect described in, clause
(a) of paragraph 11C (or the penultimate sentence of the last paragraph of paragraph 11C), or until registration under the Securities Act of the Restricted Securities involved in, or issuable upon conversion of the Notes involved in, such Restricted Action has become effective.

          11B. RESTRICTIVE LEGENDS. Each Note and certificate for Restricted Securities (unless at the time of issuance such Restricted Securities are registered under the Securities Act), and each Note and certificate issued upon the transfer or exchange of any such Note or certificate for Restricted Securities (except as otherwise permitted by this paragraph 11), shall bear a legend in substantially the following form:

          The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and neither the securities nor any interest therein may be sold, transferred, pledged or otherwise disposed of in the absence of such registration or an exemption under such Act and the rules and regulations thereunder. The transfer of such securities is subject to the restrictions set forth in paragraph 11 of that certain Note and Warrant Agreement, dated January 1, 1999 between Elephant & Castle Group Inc., and the purchasers named therein, copies of which are available for inspection at the offices of Elephant & Castle Group Inc., and such securities may be transferred only in compliance with the terms and conditions of said paragraph 11 of said Note and Warrant Agreement.

          11C. NOTICE OF PROPOSED TRANSFER; OPINIONS OF COUNSEL; CERTAIN RESTRICTIONS. Each holder of any Notes, Warrants or of any Restricted Securities, by its acceptance thereof, agrees that, except as otherwise expressly provided below in this paragraph 11C, prior to the taking of any Restricted Action, such holder will give written notice to the Company of such holder's intention to take such Restricted Action and to comply in all other respects with this paragraph 11C. Each such notice (i) shall describe the manner and circumstances of the proposed Restricted Action in sufficient detail to enable counsel to render the opinions referred to below and (ii) shall designate counsel for the holder giving such notice (who may be house counsel for such holder). The holder giving such notice will submit a copy thereof to the counsel designated in such notice, and the Company will promptly submit a copy thereof to its counsel (who may be house counsel for the Company), and the following provisions shall apply:

          (a) If in the opinion of each such counsel the proposed Restricted Action may be effected without registration under the Securities Act or any applicable state securities or Blue Sky laws of any Note or Restricted Securities involved in, or issuable upon conversion of any Notes involved in, such Restricted Action, then the Company will promptly notify the holder thereof and such holder shall thereupon be entitled to effect such Restricted Action in accordance with the terms of the notice delivered by such holder to the Company, and the Company will promptly effect any transfer of any Notes or Restricted Securities involved in such Restricted Action and either deliver new Notes in accordance with paragraph

     13E, or certificates for Restricted Securities bearing (or not bearing, if in the opinion of each such counsel such legend is no longer required to insure compliance with the Securities Act) the legend set forth in paragraph 11B, or both, as the case may be. If for any reason counsel for the Company (after having been furnished with the information required to be furnished by clause (i) of this paragraph 11C) shall fail to deliver an opinion to the Company (with a copy to such holder), or the Company shall fail to notify such holder thereof as aforesaid, within 15 days after counsel for such holder shall have delivered its opinion to such holder (with a copy to the Company), then for all purposes hereof the opinion of counsel for the Company shall be deemed to be the same as the opinion of counsel for such holder.

          (b) If in the opinion of either or both of such counsel (such opinion or opinions to state the basis of the legal conclusions reached therein) the proposed Restricted Action may not legally be effected without registration under the Securities Act or any applicable state securities or Blue Sky laws of any Note or Restricted Securities involved in, or issuable upon conversion of any Notes involved in, such Restricted Action, the Company shall promptly so notify the holder thereof and thereafter such holder shall not be entitled to effect such Restricted Action until receipt of a further notice from the Company under clause (a) of this paragraph 11C.

Notwithstanding the foregoing, each holder shall be permitted to transfer any Note or Notes or any Restricted Security or Restricted Securities attributable to Notes in one or more transactions to a limited number of institutional investors similar in nature to the Purchasers or "accredited investors" as defined in Rule 501 under the Securities Act; PROVIDED, HOWEVER, that (x) each such investor shall represent in writing that it is acquiring such Note or Restricted Security for investment and not with a view to the distribution thereof (subject, however, to any requirement of law that the disposition thereof shall at all times be within the control of such transferee), (y) each such investor shall agree in writing to be bound by all the restrictions on transfer of such Note or Restricted Security contained in paragraph 11 hereof and (z) such holder shall deliver to the Company an opinion of counsel (who shall be satisfactory to the Company) stating that such transfer may be effected without registration under the Securities Act or any applicable state securities or Blue Sky laws. The Company will pay the reasonable fees and disbursements of counsel (other than house counsel) for any holder of Notes or Restricted Securities and of counsel for the Company in connection with all opinions rendered by them pursuant to this paragraph 11C, and will reimburse any such holder for all other out-of-pocket expenses (other than Registration Expenses) incurred by such holder in complying with this paragraph 11C.

          11D. REGISTRATION OF RESTRICTED SECURITIES. The Company will effect the registration of all Restricted Securities under the Securities Act as provided in this Agreement. In connection therewith, the Company will promptly:

          (i) prepare and, in any event prior to April 30, 1999, file with the Commission a registration statement with respect to such Restricted Securities and use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that in the event such registration statement is not effective within six (6) months from the Closing Date, the Company shall pay additional interest on the Notes at the rate of two percent (2%) in cash for each calendar month that the Notes are outstanding until such time as such registration statement becomes effective, provided that if the Company has timely filed a registration statement, has exercised its best efforts to cause such registration statement to become effective and the failure of the registration statement to have been declared effective is not due to any fault or neglect on the part of the Company, additional interest payable for the first thirty (30) days after such six (6) month period shall be limited to one percent (1%) on the principal amount of such Notes;

          (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all such Restricted Securities and other securities covered by such registration statement until such time as all of such Restricted Securities and other securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement;

          (iii) furnish to each seller of such Restricted Securities such number of copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request in order to facilitate the disposition of the Restricted Securities owned by such seller;

          (iv) use its best efforts to register or qualify such Restricted Securities covered by such registration statement under such other applicable securities or Blue Sky laws of such jurisdictions within the United States of America (including territories and commonwealths thereof) as each seller shall reasonably request, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it is not so qualified, to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any jurisdiction;

          (v) notify each seller of any such Restricted Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act within the period mentioned in subdivision (ii) of this paragraph 11D, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (and upon receipt of such notice and until a supplemented or amended prospectus as set forth below is available, each such seller shall not offer or sell any securities covered by such registration statement and shall return all copies of such prospectus to the Company if requested to do so by it), and at the request of any such seller prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Restricted Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; and

          (vi) furnish to each holder for which Restricted Securities are registered or are to be registered at the time of the disposition of such Restricted Securities by such holder, a signed copy of an opinion of counsel (which counsel shall be reasonably acceptable to, and which opinion shall be reasonably satisfactory in form and substance to, such holder) to the effect that: (a) a registration statement covering such Restricted Securities has been filed with the Commission under the Securities Act and has been made effective by order of the Commission,
     (b) said registration statement and the prospectus contained therein comply as to form in all material respects with the requirements of the Securities Act, and (after due inquiry) such counsel has no reason to believe that either said registration statement or such prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein (in the case of such prospectus, in light of the circumstances under which they were made) not misleading, (c) after due inquiry said counsel knows of no legal or governmental proceedings required to be described in said registration statement or prospectus which are not described as required, or of any contracts or documents of a character required to be described in said registration statement or prospectus or to be filed as an exhibit to said registration statement or to be incorporated by reference therein which is not described and filed as required, (d) no stop order has been issued by the Commission suspending the effectiveness of such registration statement and, to the best of such counsel's knowledge, no proceedings for the issuance of such a stop order are pending or threatened, and (e) the applicable provisions of the securities or Blue Sky laws of each state in which the Company shall be required, pursuant to clause (iv) of this paragraph 11D, to register or qualify such Notes or Restricted Securities, have been complied with, assuming the accuracy and completeness of the information furnished to such counsel with respect to each filing relating to such laws; it being understood that such opinion may contain such qualifications and assumptions as are customary in the rendering of similar opinions, and that such counsel may rely, as to all factual matters treated therein, on certificates of the Company (copies of which shall be delivered to such holder).

          (vii) If for any reason the Company fails to cause a registration statement under the Securities Act with respect to the Restricted Securities to become effective or fails to keep such registration statement effective then the Company shall at any time that the Company proposes to register any of its equity securities (other than securities issued with respect to any acquisition or any employee stock option, stock purchase, or similar plan or any other securities to be registered pursuant to a special purpose registration) under the Securities Act on Form S-1, Form S-2, Form S-3 or any other form of general application for sale of securities to the public in an underwritten offering upon which may be registered securities similar to the Restricted Securities, it will each such time at least 60 days prior to the anticipated filing date of such proposed registration statement give written notice to all holders of all outstanding Notes or Restricted Securities of its intention so to do and, upon the written request of any such holder made within 30 days after the receipt of any such notice (which request shall specify the Restricted Securities intended to be disposed of by such holder and state the intended method of disposition thereof), the Company will use its best efforts to effect the registration under the Securities Act of Restricted Securities which the Company has been so requested to register, to the extent requisite to permit the disposition (in accordance with the intended methods thereof as aforesaid) by such holders of the Restricted Securities to be so registered, subject to the discretion of the managing underwriter to limit or exclude any of such equity securities from the offering if it determines that the inclusion thereof would adversely affect the marketing of the securities to be sold by the Company therein; PROVIDED, HOWEVER, that if any of such equity securities are to be included in such underwriting for the account of any person other than GEPPPII, the number of such equity securities to be included by any such person shall be reduced first;

          (viii) if any Restricted Securities are to be distributed pursuant to this paragraph 11 through a firm of underwriters to the public and GEIPPPII shall be participating in such offering GEIPPPII shall have the right, in its sole discretion, to approve or disapprove of any underwriter in which General Electric Company has a direct or indirect interest of 5% or more.

The Company may require each seller of any Restricted Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribution of such Restricted Securities as the Company may from time to time request in writing and as shall be required by law to effect such registration.

          11E. REGISTRATION EXPENSES. The Registration Expenses in connection with any registration in which Restricted Securities or Notes shall be included pursuant to paragraph 11 shall be borne by the Company.

          11F. TERMINATION OF RESTRICTIONS. All restrictions imposed by paragraph 11 hereof upon the transferability of Notes or Restricted Securities shall cease and terminate as to any particular Notes or Restricted Securities,
(a) when such securities shall have been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering such securities, or (b) when, in the opinion of counsel for the holder thereof and counsel for the Company, such restrictions are no longer required in order to insure compliance with the Securities Act. Whenever such restrictions shall terminate as to any Notes or Restricted Securities, the holder thereof shall be entitled to receive from the Company without expense a new certificate or certificates representing such securities not bearing the legend set forth in paragraph 11B hereof.

          11G. INDEMNIFICATION.    (a)  In the event of any registration of
any Restricted Securities under the Securities Act pursuant to this Agreement, the Company will indemnify and hold harmless the seller of such securities and its directors and officers and each underwriter of such securities and each other person, if any, who controls such seller or underwriter within the meaning the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, director or officer or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the

     Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company will reimburse such seller, each such director and officer, each such underwriter and each such controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller, officer or director, underwriter or controlling person specifically for use in the preparation thereof. Such indemnity shall remain in full force and effect irrespective of any investigation by any person indemnified above.

               (b) The Company may require, as a condition to including any Restricted Securities in any registration statement filed pursuant to paragraph 11 hereof, that the Company shall have received an undertaking satisfactory to it from the prospective seller and underwriter of such securities to indemnify and hold harmless (in the same manner and to the same extent as set forth in subdivision (a) of this paragraph 11G, but only to an amount, with respect to such prospective seller, not in excess of the gross proceeds realized by such seller from the sale of Restricted Securities registered pursuant to such registration statement) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and any person who controls the Company within the meaning of the Securities Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such seller or underwriter, specifically for use in the preparation of such registration statement, preliminary prospectus, final prospectus, amendment or supplement.

               (c) Promptly after receipt by an indemnified party of notice of the commencement of any action involving a claim referred to in the preceding paragraphs of this paragraph 11G, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this paragraph 11G, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expense subsequently incurred by the latter in connection with the defense thereof. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

          11H.   AVAILABILITY OF INFORMATION.  The Company will comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act applicable to it and shall use its best efforts to comply with all other public information reporting requirements of the Commission (including reporting requirements which serve as a condition to utilization of Rule 144 promulgated by the Commission under the Securities Act) applicable to it from time to time in effect and relating to the availability of an exemption from the Securities Act for the sale of any Notes or Restricted Securities. The Company will also cooperate with each holder of any Notes or Restricted Securities in supplying such information and documentation as may be necessary for such holder to complete and file any information reporting forms presently or hereafter required by the Commission as a condition to the availability of an exemption from the Securities Act for the sale of any Notes or Restricted Securities.

          11I. DURATION OF OBLIGATIONS. The obligations of the Company under paragraph 11 hereof, and the obligations under paragraph 11I hereof of the Company and any seller of Restricted Securities becoming obligated thereunder, shall continue for so long as any Notes or Restricted Securities shall be outstanding, except as otherwise provided in paragraph 11 hereof.

          12. DEFINITIONS. All references in this Agreement to "dollar", "dollars"or "$" shall be to U.S. dollars unless otherwise indicated. For the purpose of this Agreement, the following terms shall have the following respective meanings:

          "AFFILIATE" shall mean, with respect to any Person, any person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

          "BRIDGE NOTES" shall mean all outstanding Notes issued pursuant to that certain Note Agreement dated as of December 8, 1998 by and between GEIPPPII and the Company.

          "CHANGE IN CONTROL EVENT" shall be deemed to have occurred upon, (i) the acquisition by any "person" (as that term is used in Sections 13(d) and 14(d)(2) of the

Securities Exchange Act of 1934, as amended) of beneficial ownership, direct or indirect, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities, (ii) the acquisition of the Company, or all or substantially all of its assets, by, or the combination of the Company or all or substantially all of its assets, with, another "person" (as defined above), unless the acquiring or surviving "person" shall be a corporation more than 50% of the combined voting power of which corporation's then outstanding securities, after such acquisition or combination, are owned, immediately after such acquisition or combination, by the owners of the voting securities of the Company outstanding immediately prior to such acquisition or combination or (iii) for a period commencing on the Closing Date and ending on the fifth anniversary thereof, Martin O'Dowd and any of Jeffrey M. Barnett or Richard Bryant shall cease to be actively employed by the Company or cease to spend substantially all of his business time to the management and control of the affairs of the Company.

          "COMMISSION" shall mean the Securities and Exchange Commission or any other governmental authority at the time administering the Securities Act or the Exchange Act.

          "COMMON STOCK" shall mean and include the Company's presently authorized common stock, $0.01 par value, as constituted on the date hereof, and, when used in paragraph 9 or 11 hereof, shall also mean and include any capital stock of any class of the Company hereafter authorized which shall not be either (i) limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to receive dividends and to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of the Company, or (ii) redeemable at any time by the Company, or both; PROVIDED, HOWEVER, that the shares issuable upon conversion of the Notes shall include only shares of capital stock of the Company designated as common stock on the date hereof or, in case of any reclassification of the outstanding shares thereof, the stock, securities or assets provided for in paragraph 9G, which are not limited to any such fixed sum or percentage of par value and are not so redeemable by the Company.

          "CONSOLIDATED NET TANGIBLE ASSETS" shall mean as of any date an amount equal to the net book value (after deducting related depreciation, obsolescence, amortization, valuation and other proper reserves) of all assets of the Company and its consolidated Subsidiaries as shown on the balance sheet of the Company and its consolidated Subsidiaries at such date, less the sum of the following (but without duplication): (a) the amount, if any, at which intangible assets (including without limitation goodwill, trade names, trademarks, patents and organization expenses) and unamortized debt discount and expenses appear on such balance sheet, (b) the amount of any write-up of fixed assets after the date of this Agreement, (c) investments in and advances to any Subsidiaries, (d) Restricted Investments, valued at the book value thereof, and (e) all liabilities other than long-term deferred taxes and minority interests, if any.

          "CONVERSION PRICE" shall have the meaning set forth in paragraph 9A hereof.

          "CONVERSION SHARES" shall have the meaning set forth in paragraph 9A hereof.

          "CONVERTIBLE SECURITIES" shall mean any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock.

          "CURRENT INDEBTEDNESS" shall mean, as of any date, with respect to any Person, all liabilities for borrowed money and all liabilities secured by any Lien existing on property owned by such Person whether or not such liabilities have been assumed and all liabilities, contingent or otherwise, as guarantor or otherwise, with respect to borrowed money or otherwise, which, in any case, are payable on demand or within one year from the date of determination, except any such liabilities which are renewable or extendible at the option of the debtor to a date more than one year from the date of determination.

          "DEFINED RATE" shall mean the greater of (i) 9% and (ii) the prime or base rate as determined by the Wall Street Journal, or successor thereto, from time to time plus 500 basis points; PROVIDED, HOWEVER, that if the foregoing is in excess of the maximum interest rate permitted by applicable law, then the term "Defined Rate" shall mean the Maximum interest rate permitted by applicable law.

          "EARNINGS BEFORE DEPRECIATION, INTEREST AND TAXES" shall mean, for any fiscal period of the Company and its consolidated Subsidiaries, the sum of the following: (i) net income (or loss) before provision for income taxes, (ii) depreciation and amortization (including amounts attributable to good will, costs of issuance of debt outstanding, expenses of organization, non-competition agreements, patents and trademarks, and discounts related to subordinated debt), and (iii) interest expense, all determined with respect to the Company on a consolidated basis in accordance with Canadian generally accepted accounting principles.

          "ENVIRONMENTAL LAWS" shall have the meaning set forth in paragraph 7N hereof.

          "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

          "ERISA AFFILIATE" shall mean any entity required to be aggregated with the Company or any Subsidiary under Sections 414(b), (c), (m) or (o) of the Internal Revenue Code of 1986, as amended.

          "EVENT OF DEFAULT" shall mean any of the events specified in paragraph 6, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and "Default" shall mean any of such events, whether or not any such requirement has been satisfied.

          "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended, or any similar or successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "FUNDED INDEBTEDNESS" shall mean, as of any date, with respect to any Person, without duplication:

          (a)  its liabilities for borrowed money, other than Current
     Indebtedness;

          (b) liabilities secured by any Lien existing on property owned by such Person (whether or not such liabilities have been assumed), other than Current Indebtedness;

          (c) obligations other than Current Indebtedness of such Person, contingently or otherwise, as obligor, guarantor or otherwise, under any lease of real or personal property or comparable arrangement with respect to use or title which are required by generally accepted accounting principles to be capitalized;

          (d) obligations other than Current Indebtedness of such Person, contingently or otherwise, as guarantor or otherwise, under any arrangement with respect to liabilities for borrowed money which, if the Company were the obligor, would represent Funded Indebtedness or which are required by generally accepted accounting principles to be capitalized; and

          (e) any other obligations (other than deferred taxes) which are required by generally accepted accounting principles to be shown as liabilities on its balance sheet and which are payable or remain unpaid more than one year from the date of determination thereof.

          "GEIPPPII" shall mean GE Investment Private Placement Partners II, a Limited Partnership, a Delaware limited partnership.

          "HAZARDOUS SUBSTANCES" shall have the meaning set forth in paragraph 7S hereof.

          "INDEBTEDNESS" shall mean the sum of Current Indebtedness and Funded Indebtedness.

          "LIEN" shall mean any interest in property securing an obligation owed to, or a claim by, a Person other than the owner of the property, whether such interest is based on the common law, statute or contract, and including but not limited to the security interest lien arising from a mortgage, encumbrance, pledge, conditional sale or trust receipt or a lease, consignment or bailment for security purposes. The term "Lien" shall include reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases and other title exceptions and encumbrances affecting property, except any such usual or normal reservations, exceptions, encroachments, easements, rights-of-way, covenants, conditions, restrictions, leases or other title exceptions or encumbrances affecting property that are not disruptive to the use of such property in the ordinary course of business. For the purposes of this Agreement, the Company or a Subsidiary shall be deemed to be the owner of any property which it has acquired or holds subject to a conditional sale agreement, financing lease or other arrangement pursuant to which title to the property has been retained by or vested in some other Person for security purposes.

          "MATURITY DATE" shall mean December 31, 2003.

          "MULTIEMPLOYER PLAN" means a plan which is a Multiemployer Plan as defined in Section 4001(a)(3) of ERISA.

          "NET WORTH" shall mean, at any date, the net value of the Company's or its successor's assets less the aggregate amount of the Company's or its successor's, as applicable, liabilities, in each case as set forth on the balance sheet of the Company or its successor as of such date.

          "OFFICER'S CERTIFICATE" shall mean a certificate signed in the name of the Company by its Chairman of the Board, its President, one of its Vice Presidents or its Treasurer.

          "PERSON" shall mean and include an individual, a corporation, an association, a partnership, a trust or estate, a government or any department or agency thereof.

          "PURCHASED SHARES" shall have the meaning set forth in paragraph 2B(b) hereof.

          "PURCHASER" shall mean GEIPPPII.

          "REGISTRATION EXPENSES" shall mean all expenses incident to the Company's performance of or compliance with paragraph 11 hereof, including without limitation all registration and filing fees, all fees and expenses of complying with securities or Blue Sky laws (except to the extent that such fees and expenses are required by applicable law to be paid by the selling shareholders), all printing expenses, the fees and disbursements of counsel for the Company and of independent public accountants, the reasonable fees and disbursements of one counsel per registration retained by all holders of Restricted Securities being registered (such counsel to be satisfactory to the holders of a majority of the Share Equivalents of the Restricted Securities being registered) and the expenses of any special audits required by or incident to such performance and compliance (but excluding underwriting discounts and commissions and transfer taxes, if any).

          "RESTRICTED ACTION" shall have the meaning set forth in paragraph 11A hereof.

          "RESTRICTED PAYMENTS" shall have the meaning set forth in paragraph 5B hereof.

          "RESTRICTED SECURITIES" shall mean at any time (a) the Common Stock previously issued or, unless the context otherwise requires, issuable upon conversion of the Notes and upon exercise of the Warrants, (b) any Common Stock issued subsequent to the conversion of any of the Notes and upon exercise of any Warrants as a dividend or other distribution with respect to, or in exchange for or in replacement of, the Common Stock issued upon such conversion or exercise, as applicable, (c) any Common Stock issued, or, unless the context otherwise requires, issuable as interest on the Notes; PROVIDED, HOWEVER, that immediately after and throughout the period during which the restrictions on the transferability of such Common Stock shall have ceased and terminated in accordance with paragraph 11 hereof, the same shall cease to be Restricted Securities. Where the context so requires, "holders of Restricted Securities" shall include holders of Notes convertible into Restricted Securities.

          "SECURITIES ACT" shall mean the Securities Act of 1933, as amended, and any similar or successor Federal statute, and the rules and regulations of the Commission thereunder, all as the same may be in effect at the time.

          "SENIOR INDEBTEDNESS" shall have the meaning set forth in paragraph 10 hereof.

          "SHARES" shall mean the shares of Common Stock issued pursuant to this Agreement, including without limitation such shares issued upon conversion of the Notes.

          "SHARE EQUIVALENTS" of any Restricted Securities or the Notes shall mean the number of shares of Common Stock included among such Restricted Securities or upon conversion of the Notes.

          "SUBSIDIARY" shall mean a corporation of which the Company owns, directly or indirectly, more than 50% of the shares of stock entitled to vote in the election of directors (excluding shares so entitled to vote only upon a failure to pay dividends or other contingencies).

          13.  MISCELLANEOUS.

          13A. NOTE PAYMENTS. The Company agrees that, so long as any Purchaser shall hold any Note, it will make payments of principal thereof and interest and premium, if any, thereon, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit to, if to GEIPPPII, to its account at State Street Bank and Trust Company, Boston, MA, ABA: 021 000 028, Acct: 2564-7819, Ref: 8X32 - GEIPPPII, or such other account in the United States of America as any such Purchaser may designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment. The Company agrees to afford the benefits of this paragraph to any institutional investor of recognized standing which is the direct or indirect transferee of any Note purchased by the Purchaser hereunder.

          13B. EXPENSES. The Company agrees, whether or not the transactions hereby contemplated shall be consummated, to pay, and save the Purchaser harmless against liability for the payment of, all out-of-pocket expenses arising in connection with such transactions, including all taxes (including any intangible personal property tax, together in each case with interest and penalties, if any, and also including any filing fees payable to any governmental authority, and any income tax payable by the Purchaser in respect of any reimbursement for any such tax or fee) which may be payable in respect of the execution and delivery of this Agreement or the execution, delivery or acquisition of any Note issued under or pursuant to this Agreement or any Common Stock issuable upon conversion of any such Notes, printing costs, if any, and the reasonable fees and expenses of its special counsel in connection with this Agreement, any subsequent modification thereof or consent thereunder (including any proposed modification or consent, whether or not finalized) and any of the foregoing transactions contemplated by this Agreement, the cost and fees and expenses of any investment banks and advisers incurred in connection with transactions related to the execution of this Agreement and the issuance of the Notes, and the cost and expenses, including reasonable attorney's fees, incurred by the Purchaser in enforcing any of its rights hereunder, including without limitation costs and expenses incurred in any bankruptcy case. Registration Expenses shall be borne as provided in paragraph 11 hereof. The obligations of the Company under this paragraph shall survive transfer by the Purchaser and payment or conversion of any Note and transfer by the Purchaser of any Common Stock.

          13C. CONSENT TO AMENDMENTS. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if the Company shall obtain the written consent to such amendment, action or omission to act given by the holder or holders of at least 66-2/3% of the aggregate principal amount of the Notes at the time outstanding, except that, without the written consent of the holder or holders of all the Notes at the time outstanding, no amendment to this Agreement shall change the maturity of any Note, or change the principal of, or the rate or time of payment of interest or any premium payable with respect to, any Note, or affect the time or amount of any required prepayments or repurchases, or adversely affect the conversion rights, or modify the subordination provisions in a manner adverse to the holders of Notes, or reduce the proportion of the principal amount of the Notes required with respect to any consent, except that the provisions of paragraph 11 hereof may not be amended without the consent of
(i) holders of at least 66-2/3% of the shares of Common Stock constituting Restricted Securities at the time issued or issuable upon conversion of all Notes then outstanding (which aggregate number of shares shall at all times include the number of shares which would be issuable if all then outstanding Notes were being converted at the Conversion Price then in effect, with such shares being deemed to be held, respectively, by the holders of such unconverted Notes) and (ii) holders of at least 66-2/3% of the Warrants at the time outstanding. Any consideration given to any holder to obtain his consent shall be given pro rata to all such holders of a Note or Notes whether or not they give consent. Each holder of any Note at the time or thereafter outstanding (or of shares of Common Stock entitled to any rights hereunder) shall be bound by any consent authorized by this paragraph, whether or not such Note shall have been marked to indicate such consent, but any Note issued thereafter may bear a notation referring to any such consent. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note, as applicable. As used herein and in the Notes, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

          13D. NOTICES TO SUBSEQUENT HOLDER. If any Note shall have been transferred to another holder pursuant to paragraph 13E and such holder shall have designated in writing the address to which communications with respect to such Note as applicable shall be mailed, all notices, certificates, requests, statements and other documents required or permitted to be delivered to the Purchasers by any provision hereof shall also be delivered to each such holder.

          13E. FORM, REGISTRATION, TRANSFER AND EXCHANGE OF NOTES; LOST NOTES. The Notes are issuable only as registered Notes without coupons in the denominations of $100,000 and integral multiples of $5,000 in excess of $100,000 for such Note. The Company shall keep at its principal office a register in which the Company shall provide for the registration of Notes and of transfers of Notes. Upon surrender of any Note for registration of transfer in compliance with the terms of this Agreement at the office of the Company, the Company shall, at its expense (other than for transfer taxes, if any), execute and deliver one or more new Notes or Warrants, as applicable of like tenor and of a like aggregate principal amount registered in the name of the designated transferee or transferees. At the option of the holder of any Note, such Note may be exchanged for other Notes of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the office of the Company. Whenever any Notes are so surrendered for exchange, the Company or such transfer agent shall, at the Company's expense (other than for transfer taxes, if any), execute and deliver the Notes or Warrants which the holder of Notes making the exchange is entitled to receive. Every Note or Warrant presented or surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or his attorney duly authorized in writing. Any Note or Notes or Warrant or Warrants issued in exchange for any Note or Warrant or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest to accrue shall result from any such transfer or exchange. Upon receipt of written notice or other evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of any Note or Warrant and, in the case of any such loss, theft, or destruction, upon receipt of such Purchaser's unsecured indemnity agreement, or, in the case of any other holder of a Note or Notes or Warrant or Warrants, other indemnity reasonably satisfactory to the Company, or in the case of any such mutilation upon surrender and cancellation of such Note or Warrant, the Company will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note or Warrant.

          13F. PERSONS DEEMED OWNERS. Prior to due presentment for registration of transfer, the Company may treat the Person in whose name any Note or Warrant is registered as the owner and holder of such Note or Warrant for the purpose of receiving payment of principal of and interest and premium (if any) in the case of on such Note and for all other purposes whatsoever in the case of such Note or Warrant, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary.

          13G. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND INDEMNITIES. All representations, warranties and indemnities contained herein or made in writing by the Company in connection herewith shall survive the execution and delivery of this Agreement, the Common Stock issued under or pursuant to this Agreement and the Notes and the Warrants, regardless of any investigation made by the Purchaser or on its behalf.

          13H. SUCCESSORS AND ASSIGNS. All covenants and agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

          13I. NOTICES. All notices and other communications provided for or given or made hereunder shall be effective when sent by first class mail (or registered mail, if required) and, if to GEIPPPII, at GE Investment Management Incorporated, c/o General Electric Investment Corporation, 3003 Summer Street, Stamford, Connecticut 06904, directed to GE Investment Private Placement Partners II, a Limited Partnership, and if to the Company, at its offices at the address set forth on page 1 hereof, Attention: Michael M. Pastore, or to such other address with respect to either party as such party shall notify the other in writing.

          13J. ACCOUNTING TERMS. Unless otherwise set forth herein, all accounting terms and provisions in this Agreement shall be construed to be as determined in accordance with generally accepted accounting principles in Canada then in effect.

          13K. SATISFACTION REQUIREMENT. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to the Purchasers, the determination of such satisfaction shall be made by such Purchasers in their sole and exclusive judgment exercised in good faith.

          13L. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York. This Agreement may not be changed orally, but (subject to the provisions of paragraph 13D) only by an agreement in writing signed by the party against whom enforcement is sought.

          13M. HEADINGS; TABLE OF CONTENTS. The descriptive headings of the several paragraphs of this Agreement and the table of contents are inserted for convenience only and do not constitute a part of this Agreement.

          13N. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, all of which shall be deemed but one and the same instrument and each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

          13O. NON EXCLUSIVITY OF REMEDIES AND SPECIFIC PERFORMANCE. The rights and remedies of any of the parties hereunder shall not be mutually exclusive, and the exercise of one or more of the provisions of this Agreement shall not preclude the exercise of any other provisions of this Agreement. Each of the parties confirms that damages at law may be an inadequate remedy for breach or threat of breach of any provisions of this Agreement. The respective rights and obligations arising out of or under this Agreement shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing in this Agreement is intended to limit or affect any rights at law or by statute or otherwise of any party aggrieved as against the other parties for a breach or threat of breach of any provision of this Agreement, it being the intention by this paragraph to make clear that under this Agreement the respective rights and obligations of the parties shall be enforceable in equity as well as at law or otherwise.

          13P. NON BUSINESS DAYS. If the date for making any payment or the last date for performance of any act or the exercising of any right, as provided in this Agreement, shall not be a business day, such payment may be made or act performed or right exercised on the next succeeding business day, with the same force and effect as if done on the nominal date provided in this Agreement, except that interest shall accrue and be payable for the period after such nominal date.

          If the Purchaser is in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the undersigned, whereupon this letter shall become a binding agreement between the Purchaser and the undersigned.

                                   Very truly yours,

                                   ELEPHANT & CASTLE GROUP INC.



                                   By:  /s/  Martin O'Dowd
                                      --------------------------------
                                   Name:     Martin O'Dowd
                                   Title:    President & CEO

The foregoing Agreement is hereby accepted as of the date first above written.

GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, a LIMITED PARTNERSHIP

By:  GE Investment Management Incorporated
     Its: General Partner


By:  /s/  Anthony J. Mariani
    --------------------------------------
    Name:     Anthony J. Mariani
    Title:    Vice President

                                      EXHIBIT A

          The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and neither the securities nor any interest therein may be sold, transferred, pledged or otherwise disposed of in the absence of such registration or an exemption under such Act and the rules and regulations thereunder. The transfer of such securities is subject to the restrictions set forth in paragraph 11 of that certain Note and Warrant Agreement, dated January 1, 1999, between Elephant & Castle Group Inc. and the Purchasers named therein, copies of which are available for inspection at the offices of Elephant & Castle Group Inc., and such securities may be transferred only in compliance with the terms and conditions of said paragraph 11 of said Note and Warrant Agreement.

                            Elephant & Castle Group Inc.

                           Convertible Subordinated Note

                               Due December 31, 2003

No. 1

$2,000,000                                                       January 1, 1999

          FOR VALUE RECEIVED, the undersigned, Elephant & Castle Group Inc. (herein called the "Company"), a corporation organized and existing under the laws of the Province of British Columbia, Canada, hereby promises to pay to GE Investment Private Placement Partners II, a Limited Partnership or registered assigns, the principal sum of Two Million Dollars ($2,000,000) on December 31, 2003, with interest (computed on the basis of the number of days actually elapsed and a 365-or 366-day year, as applicable) on the unpaid balance thereof from the date of issuance hereof until December 31, 2003 or until the entire principal hereof shall have become due and payable, at the rate of 8% per annum, payable quarterly in arrears on each of March 31, June 30, September 30 and December 31 (each an "Interest Payment Date"), commencing on June 30, 1999; PROVIDED, HOWEVER, that to the extent permitted by law interest shall be due and payable on any overdue installment of principal or interest at a rate equal to the greater of (i) 9% and (ii) the prime or base rate as determined by the Wall Street Journal from time to time plus 500 basis points, but not in excess of the maximum interest rate permitted by applicable law, per annum from the date such payment was due, payable on demand; PROVIDED, FURTHER, HOWEVER, that to the extent permitted by law, and when available to the Company, interest may be paid, at the option of the Company, in fully registered, transferable, validly issued, full paid and non-assessable shares of Common Stock of the Company, the number of shares of Common Stock to be issued on any applicable Interest Payment Date shall be determined by dividing(x) the amount of interest due on such Interest Payment Date by (y) the average closing market price for one share of Common Stock in the NASDAQ over-the-counter (small cap) market (or other national securities Exchange on which listed) during the ten (10) trading days ending on the third business day preceding the applicable Interest Payment Date, it being understood that no fractional shares shall be issued. This Note is subject to mandatory and optional prepayment at the times, in the amounts and subject to the conditions set forth in the Agreement.

          Payments of both principal and interest are to be made by wire transfer for credit to the account of if to GEIPPPII at State Street Bank and Trust Company, Boston, MA, ABA: 021 000 028, Acct: 2564-7819, Ref:
8X32-GEIPPPII, or in such other manner or to such other place in the United States of America as the holder hereof shall designate to the Company in writing, in lawful money of the United States of America.

          This Note is one of a duly authorized issue of Convertible Subordinated Notes due December 31, 2003 of the Company, originally issued pursuant to a Note and Warrant Agreement (the "Agreement") dated January 1, 1999, between the Company and the Purchasers named therein, and is entitled to the benefit of the Agreement, and each holder of this Note, by his acceptance hereof, agrees to be bound by the provisions of the Agreement. As provided in the Agreement, (i) this Note is subject to prepayment or repurchase, in whole or in part, as specified in such Agreement, (ii) the payment of the principal of, premium, if any, and interest on this Note is expressly subordinated on the terms and conditions set forth in the Agreement to the payment of all Senior Indebtedness of the Company, as defined in the Agreement, (iii) subject to and upon compliance with the provisions of the Agreement, at the option of the holder hereof, this Note or any portion of the principal amount hereof may at any time after the date hereof to and including December 31, 2003, be converted into fully paid and nonassessable shares of Common Stock of the Company at a Conversion Price set forth in the Agreement and (iv) this Note and shares of Common Stock issued upon the conversion hereof may be transferred only upon fulfillment by the Company and the holder hereof of conditions specified in the Agreement.

          As provided and subject to the restrictions on transfer set forth in the Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or his attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company shall not be affected by any notice to the contrary.

          This Note shall be governed by and enforced in accordance with the laws of the State of New York.

          The Company agrees to make prepayments and repurchases of the Notes on the dates and in the amounts specified in the Agreement.

          Should the indebtedness represented by this Note or any part thereof be collected in any proceeding provided for in the Agreement or be placed in the hands of attorneys for collection, the Company agrees to pay, in addition to the principal, premium, if any, and interest due and payable hereon, all costs of collecting this Note, including reasonable attorney's fees and expenses.

          In case an Event of Default, as defined in the Agreement, shall occur and be continuing, this Note may be declared due and payable in the amount, in the manner and with the effect provided in the Agreement.

                                        Elephant & Castle Group Inc.


                                        By:
                                           -----------------------------------
                                           Name:
                                           Title:

                                      EXHIBIT B

                                   FORM OF WARRANT

          The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and neither the securities nor any interest therein may be sold, transferred, pledged or otherwise disposed of in the absence of such registration or an exemption under such Act and the rules and regulations thereunder. The transfer of such securities is subject to the restrictions set forth in paragraph 11 of that certain Note and Warrant Agreement, dated January 1, 1999, between Elephant & Castle Group Inc. and GE Investment Private Placement Partners II, a Limited Partnership, copies of which are available for inspection at the offices of Elephant & Castle Group Inc., and such securities may be transferred only in compliance with the terms and conditions of said paragraph 11 of said Note and Warrant Agreement.


                                                           Warrants to Purchase
                                                           Common Stock Dated:
                                                           January 1, 1999

                          WARRANT CERTIFICATE REPRESENTING
                        WARRANTS TO PURCHASE COMMON STOCK OF
                            ELEPHANT & CASTLE GROUP INC.


          FOR VALUE RECEIVED, Elephant & Castle Group Inc., a corporation organized and existing under the laws of the Province of British Columbia, Canada (the "Company"), hereby certifies that, GE Investment Private Placement Partners II, a Limited Partnership ("Holder"), the holder of these Warrants (the "Warrants", and each right to purchase a share of Common Stock, a "Warrant") is entitled, subject to the terms set forth below, to purchase from the Company 1,000,000 fully paid and nonassessable shares of Common Stock of the Company at any time and from time to time, but not later than the later of (x) February 1, 2000 and (y) the six month anniversary of receipt by the Holders of written notice from the Company to the effect that the Warrant Shares (as defined below) have been registered under the Securities Act as provided in the Note and Warrant Agreement PROVIDED, THAT such registration statement shall continue to be effective throughout such six month period. These Warrants and all rights hereunder, to the extent such rights shall not have been exercised, shall terminate and become null and void at 5:00 p.m., New York time, on the later of
(x) February 1, 2000 and (y) the six month anniversary of receipt by the Holders of written notice from the Company to the effect that the Warrant Shares (as defined below) have been registered under the Securities Act as provided in the Note and Warrant Agreement PROVIDED, THAT such registration statement shall continue to be effective throughout such six month. For purposes of these Warrants, the term "Common Stock" and the term "Restricted Securities" shall have the meanings set forth in the Note and Warrant Agreement between the Company and GE Investment Private Placement Partners II, a Limited Partnership (the "Note and Warrant Agreement").

          These Warrants shall be subject to the terms set forth in the Note, Stock Purchase and Warrant Agreement and to the following terms and conditions:

     SECTION 1. EXERCISE OF WARRANTS; EXERCISE PRICE; ADJUSTMENTS RELATIVE TO EXERCISE OF WARRANTS

          1A.  EXERCISE OF WARRANTS.  (a)  Subject to the conditions of this
Section 1, the holder of any Warrant at the holder's option may exercise such holder's rights under all or any part of the Warrants to purchase Common Stock (the "Warrant Shares") at a price equal to $3.00 (the "Exercise Price") at any time on or after the date hereof. The Warrant Shares and the Exercise Price are subject to certain adjustments as set forth in this Section 1 and the terms Warrant Shares and Exercise Price as used herein shall as of any time be deemed to include all such adjustments to be given effect as of such time in accordance with the terms hereof.

          1B. ADJUSTMENT OF EXERCISE PRICE UPON ISSUANCE OF COMMON STOCK. If and whenever after the date hereof the Company shall issue or sell any shares of its Common Stock for a consideration per share less than the Exercise Price in effect immediately prior to the time of such issue or sale or the Market Price at the time of such issue or sale, then, forthwith upon such issue or sale, the Exercise Price with respect to the exercise of any Warrant subsequent to such event shall be reduced (but not increased, except as otherwise specifically provided in Section 1B(3) to the lower of the prices (calculated to the nearest cent) determined as follows:

     (a) by dividing (1) an amount equal to the sum of (A) the aggregate number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the then existing Exercise Price, and (B) the consideration, if any, received by the Company upon such issue or sale, by (ii) the aggregate number of shares of Common Stock of all classes outstanding immediately after such issue or sale; and

     (b) by multiplying the Exercise Price in effect immediately prior to the time of such issue or sale by a fraction, the numerator of which shall be the sum of (i) the aggregate number of shares of Common Stock outstanding immediately prior to such issue or sale multiplied by the Market Price immediately prior to such issue or sale plus (ii) the consideration received by the Company upon such issue or sale, and the denominator of which shall be the product of (iii) the aggregate number of shares of Common Stock of all classes outstanding immediately after such issue or sale, multiplied by (iv) the Market Price immediately prior to such issue or sale.

No adjustment of the Exercise Price, however, shall be made in an amount less than 1% of the Exercise Price, but any such lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment.

          For the purposes of this Section 1B, the following Sections 1B(1) through 1B(9) shall also be applicable:

     1B(1) ISSUANCE OF RIGHTS OR OPTIONS - In case at any time after the date hereof the Company shall in any manner grant (whether directly or by assumption in a merger or otherwise, except in the circumstances described in Section 1C below) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such convertible or exchangeable stock or securities being herein called "CONVERTIBLE SECURITIES"), whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such rights or options or upon conversion or exchange of such Convertible Securities (determined by dividing (i) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options, plus, in the case of such rights or options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options) shall be less than the Exercise Price in effect immediately prior to the time of the granting of such rights or options (or less than the Market Price, determined as of the date of granting such rights or options, as the case may be), then the total maximum number of shares of Common Stock issuable upon the exercise of such rights or options or upon conversion or exchange of all such Convertible Securities issuable upon the exercise of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for such price per share. Except as provided in Section 1B(3), no further adjustment of the Exercise Price shall be made upon the actual issue of such

               Common Stock or of such Convertible Securities upon exercise of such rights or options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities.

     1B(2) ISSUANCE OF CONVERTIBLE SECURITIES - In case at any time after the date hereof the Company shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (i) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Exercise price in effect immediately prior to the time of such issue or sale (or less than the Market Price, determined as of the date of such issue or sale of such Convertible Securities, as the case may be), then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share; PROVIDED, HOWEVER, that (a) except as otherwise provided in Section 1B(3), no further adjustment of the Exercise Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities, and (b) if any such issue or sale of such Convertible Securities is made upon exercise of any rights to subscribe for or to purchase or any option to purchase any such Convertible Securities for which adjustments of the Exercise Price have been or are to be made pursuant to other provisions of this Section 1B, no further adjustment of the Conversion Price shall be made by reason of such issue or sale.

     1B(3) CHANGE IN OPTION PRICE OR CONVERSION RATE - Upon the happening of any of the following events, namely, if the purchase price provided for in any right or option referred to in Section 1B(1), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in Section 1B(1) or Section 1B(2), or the rate at which any Convertible Securities referred to in Section

               1B(1) or Section 1B(2) are convertible into or exchangeable for Common Stock shall change (other than under or by reason of provisions designed to protect against dilution), the Exercise Price then in effect hereunder shall forthwith be readjusted (increased or decreased, as the case may be) to the Exercise Price which would have been in effect at such time had such rights, options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold. On the expiration of any such option or right referred to in Section 1B(1) or the termination of any such right to convert or exchange any such Convertible Securities referred to in
               Section 1B(1) or Section 1B(2), the Exercise Price then in effect hereunder shall forthwith be readjusted (increased or decreased, as the case may be) to the Exercise Price which would have been in effect at the time of such expiration or termination had such right, option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been granted, issued or sold, and the Common Stock issuable thereunder shall no longer be deemed to be outstanding. If the purchase price provided for in any such right or option referred to in Section 1B(1) or the rate at which any Convertible Securities referred to in Section 1B(1) or Section 1B(2) are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, then in case of the delivery of shares of Common Stock upon the exercise of any such right or option or upon conversion or exchange of any such Convertible Securities, the Exercise Price then in effect hereunder shall, if not already adjusted, forthwith be adjusted to such amount as would have obtained had such right, option or Convertible Securities never been issued as to such shares of Common Stock and had adjustments been made upon the issuance of the shares of Common Stock delivered as aforesaid, but only if as a result of such adjustment the Conversion Price then in effect hereunder is thereby reduced.

     1B(4) STOCK DIVIDENDS - In case at any time the Company shall declare a dividend or make any other distribution upon any class or series of stock of the Company payable in shares of Common Stock or Convertible Securities, any shares of Common Stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

     1B(5) CONSIDERATION FOR STOCK - In case at any time any shares of Common Stock or Convertible Securities or any rights or options to purchase any such Common Stock or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case at any time any shares of Common Stock of any class or Convertible Securities or any rights or options to purchase any such shares of Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined reasonably and in good faith by the Board of Directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case at any time any shares of Common Stock of any class or Convertible Securities or any rights or options to purchase such shares of Common Stock or Convertible Securities shall be issued in connection with any merger or consolidation in which the Company is the surviving corporation, the amount of consideration received therefor shall be deemed to be the fair value as determined reasonably and in good faith by the Board of Directors of the Company of such portion of the assets and business of the nonsurviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or options, as the case may be.
               In case at any time any rights or options to purchase any shares of Common Stock or Convertible Securities shall be issued in connection with the issue and sale of other securities of the Company, together comprising one integral transaction in which no consideration is allocated to such rights or options by the parties thereto, such rights or options shall be deemed to have been issued for an amount of consideration equal to the fair value thereof as determined reasonably and in good faith by the Board of Directors of the Company.

     1B(6) RECORD DATE - In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them (i) to receive a dividend or other distribution payable in shares of

               Common Stock or in Convertible Securities, or (ii) to subscribe for or purchase shares of Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold as a result of the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be, unless such dividend or other distribution or right to subscribe when exercised is to be measured by the Market Price in effect on the date such dividend or other distribution or right to subscribe is exercised, in which case such date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been so issued or sold.

     1B(7) TREASURY SHARES - The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purposes of this Section 1B.

     1B(8) DEFINITION OF MARKET PRICE - "Market Price" shall mean, for any day, the average of the final sale prices of the Common Stock on all exchanges on which the Common Stock may at the time be listed or the final bid prices on the NASDAQ National Market System or NASDAQ over-the-counter market, in each such case, unless otherwise provided herein, averaged over a period of fifteen consecutive trading days ending 2 days prior to the day as of which "Market Price" is being determined; PROVIDED, HOWEVER, that in connection with a firm underwriting of a public offering of Common Stock, Market Price shall mean the initial public offering price in such underwritten offering. If at any time the Common Stock is not listed on any such exchange or quoted in any such domestic over-the-counter market, the "Market Price" shall be deemed to be the fair market value thereof as determined by an investment banking firm mutually acceptable to the Company and the holders of a majority in aggregate principal amount of the Warrants then outstanding.

     1B(9) DETERMINATION OF MARKET PRICE UNDER CERTAIN CIRCUMSTANCES -
               Anything herein to the contrary notwithstanding, in case at any time after the date hereof the Company shall issue any shares of Common Stock or Convertible Securities, or any rights or options to purchase any such Common Stock or Convertible Securities, in connection with the acquisition by the Company of the stock or assets of any other corporation or the merger of any other corporation into the

               Company under circumstances where on the date of the issuance of such shares of Common Stock or Convertible
               Securities or such rights or options the consideration received for such Common Stock or deemed to have been received for the Common Stock into which such Convertible Securities or such rights or options are convertible is less than the Market Price of the Common Stock but on the date the number of shares of Common Stock or Convertible Securities (or in the case of Convertible Securities other than stock, the aggregate principal amount of Convertible Securities) or the number of such rights or options was determined (as set forth in a binding agreement between the Company and the other party to the transaction) the consideration received for such Common Stock or deemed to have been received for the Common Stock into which such Convertible Securities or such rights or options are convertible would not have been less than the Market Price thereof, such shares of Common Stock shall not be deemed to have been issued for less than the Market Price of the Common Stock.

          1C. LIQUIDATING DIVIDENDS; PURCHASE RIGHTS. (a) In case at any time after the date hereof the Company shall declare a dividend upon the shares of Common Stock of any class payable otherwise than in shares of Common Stock or Convertible Securities, otherwise than out of consolidated earnings or consolidated earned surplus (determined in accordance with generally accepted accounting principles, including the making of appropriate deductions for minority interests, if any, in subsidiaries), and otherwise than in the securities to which the provisions of clause (b) below apply, and provided that such dividend shall not otherwise result in an adjustment of the Exercise Price pursuant to any other provision hereof, the Company shall pay over to each holder of Warrants, upon exercise thereof on or after the dividend payment date, the securities and other property (including cash) which such holder would have received (together with all distributions thereon) if such holder had exercised the Warrants held by it on the record date fixed in connection with such dividend, and the Company shall take whatever steps are necessary or appropriate to keep in reserve at all times such securities and other property as shall be required to fulfill its obligations hereunder in respect of the shares issuable upon the exercise or exercise of all the Warrants. For the purposes of the foregoing, a dividend other than in cash shall be considered payable out of consolidated earnings or consolidated retained earnings only to the extent that such earnings or retained earnings are charged an amount equal to the fair value of such dividend as determined by the Board of Directors of the Company.

          (b) If at any time or from time to time on or after the date hereof the Company shall grant, issue or sell any options or rights (other than Convertible Securities) to purchase stock, Warrants, securities or other property PRO RATA to the holders of Common Stock of all classes ("PURCHASE RIGHTS"), then if it shall be entitled to an adjustment pursuant to Section 1B above and in lieu of such adjustment, each holder of Warrants shall be entitled, at such holder's option, to acquire (whether or not such holder's Warrants shall have been converted), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock issuable upon exercise of such Warrants, immediately prior to the time or times at which the Company granted, issued or sold such Purchase Rights.

          1D. SUBDIVISION OR COMBINATION OF STOCK. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased.

          1E. CHANGES IN COMMON STOCK. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or sale, transfer or other disposition of all or substantially all of its properties to another corporation, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon exercise of the Warrants, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon exercise of the Warrants had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Warrants to the end that the provisions hereof (including without limitation provisions for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of Warrants at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.

          1F. NOTICE OF ADJUSTMENT. Upon any adjustment of the Exercise Price, then and in each such case the Company shall promptly obtain the opinion of a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing selected by the Company's Board of Directors, which opinion shall state the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock issuable upon Exercise of the Warrant or Warrants held by each holder of Warrants, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company shall promptly mail a copy of such accountants' opinion to each holder of Warrants.

          1G. CERTAIN EVENTS. If any event occurs as to which in the opinion of the Board of Directors of the Company the other provisions of Section 1 hereof are not strictly applicable or if strictly applicable would not fairly protect the conversion rights of the holders of the Warrants in accordance with the essential intent and principles of such provisions, then such Board of Directors shall appoint a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing, which shall give their opinion upon the adjustment, if any, on a basis consistent with such essential intent and principles, necessary to preserve, without dilution, the rights of the holders of the Warrants. Upon receipt of such opinion by the Board of Directors, the Company shall forthwith make the adjustments described therein; PROVIDED, HOWEVER, that no such adjustment pursuant to this Section 1G shall have the effect of increasing the Exercise Price as otherwise determined pursuant to Section 1 hereof except in the event of a combination of shares of the type contemplated in Section 1D and then in no event to an amount larger than the exercise price as adjusted pursuant to
Section 1D.

          1H. PROHIBITION OF CERTAIN ACTIONS. The Company will not (i) authorize or issue, or agree to authorize or issue, any shares of its capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Company unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets or (ii) take any action which would result in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation.

          1I. STOCK TO BE RESERVED. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder.
The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all Liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be required to assure that the par value, if any, per share of the Common Stock is at all times equal to or less than the then effective Exercise Price. The Company will take all such action as may be necessary to assure that such shares of Common
Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed. Without limiting the foregoing, the Company will take all such action as may be necessary to assure that, upon exercise of any of the Warrants, an amount equal to the lesser of (a) the par value of each share of Common Stock outstanding immediately prior to such conversion, or (b) the Exercise Price, shall be credited to the Company's stated capital account for each share of Common Stock issued upon such exercise, and that the balance of the principal amount of each Warrant exercised shall be credited to the Company's capital surplus account.

          1J. REGISTRATION AND LISTING OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of exercise of Warrants hereunder require registration with or approval of any governmental authority under any Federal or state law (other than the Securities Act) before such shares may be issued upon exercise, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. Shares of Common Stock issuable upon exercise of the Warrants shall be registered by the Company under the Securities Act or similar statute then in effect if required by paragraph 11 and subject to the conditions stated in such paragraph. If and so long as the Common Stock is listed on any national securities exchange, the Company will, at its expense, obtain promptly and maintain the approval for listing on each such exchange upon official notice of issuance, of shares of Common Stock issuable upon exercise of the then outstanding Warrants and maintain the listing of such shares after their issuance; and the Company will also list on such national securities exchange, will register under the Exchange Act and will maintain such listing of, any other securities that at any time are issuable upon exercise of the Warrants, if and at the time that any securities of the same class shall be listed on such national securities exchange by the Company or shall require registration under the Exchange Act.

          1K. ISSUE TAX. The issuance of certificates for shares of Common Stock upon exercise of Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereto.

          1L. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any Warrant or of any shares of Common Stock issued or issuable upon the exercise of any Warrant in any manner which interferes with the timely exercise of such Warrant.

          1M. NO RIGHTS OR LIABILITIES AS SHAREHOLDERS. No Warrant shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Warrant, in the absence of the actual exercise of such Warrant or any part thereof by the holder thereof into Common Stock issuable upon such exercise, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.

          1N. RIGHT TO PURCHASE. (a) Any provision of this Agreement to the contrary notwithstanding, except in connection with the issuance of (i) any Common Stock or (ii) Purchase Rights described in Section 1C(b) hereof, the Company shall give written notice to the holders of the Warrants and the holders of the Common Stock into which any Warrants have been therefore converted no less than 30 days prior to the issuance of any equity securities of the Company or any rights or options for the purchase of any equity securities or any convertible securities convertible into equity securities of the Company, and each such holder shall, for a period of 20 days following receipt of such written notice, have the right to purchase from the Company, at the price any such securities or rights or options or convertible securities are being offered to any other purchaser, that number of such securities or rights or options or convertible securities as will enable such holder to hold that number of shares (or rights or options or convertible securities) of such class of securities as is equal to the percentage of shares represented by the sum of (x) the shares of Common Stock into which the Warrants are by their terms then exercisable and (y) the shares of Common Stock then held by such holder.

          (b) The rights to purchase described in Section 1N(a) hereof may, at the option of the holder thereof and without the consent of the Company, be assigned to any partner of GE Investment Private Placement Partners II, a Limited Partnership by the giving of written notice of such assignment to the Company, and the Company shall thereafter treat such assignee as a holder described in Section 1N(a) hereof.

          SECTION 2.  METHOD OF EXERCISE OF WARRANTS

          The Warrants may be exercised by the surrender of this Certificate, with the Form of Subscription attached hereto duly executed by the holder, to the Company at its principal office, accompanied by payment of the Exercise Price for the number of shares of Common Stock specified. The Warrants may be exercised for less than the full number of shares of Common Stock called for hereby by surrender of this Certificate in the manner and at the place provided above, accompanied by payment for the number of shares of Common Stock being purchased. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for exercise, accompanied by the full Exercise Price in cash or certified or bank cashier's check, the holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to the holder.

          As soon as practicable after the exercise of these Warrants in whole or in part and, in any event, within ten days thereafter, the Company at its expense will cause to be issued in the name of and delivered to the holder a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (and any new Warrants) to which the holder shall be entitled upon such exercise. Each certificate for shares of Common Stock so delivered shall be in such denominations as may be requested by the holder and shall be registered in the name of the holder or such other name as the holder may designate.

          SECTION 3.  PAYMENT OF TAXES

          The issuance of certificates for shares of Common Stock upon exercise of the Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereto; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Warrant or Warrants exercised.

          SECTION 4.       MUTILATED OR MISSING WARRANT CERTIFICATES

          Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company will execute and deliver a new Warrant Certificate of like tenor and date.

          IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

                                   ELEPHANT & CASTLE GROUP INC.


                                   By:
                                      ---------------------------------
                                        Name:
                                        Title:

                                FORM OF SUBSCRIPTION


                                                         DATE:            , 19
                                                                ----------    --



TO:  ELEPHANT & CASTLE GROUP INC.


          The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such Warrants for, and to purchase thereunder, ___________________ shares of Common Stock of ELEPHANT & CASTLE GROUP INC. (the "Company") and herewith makes payment of $_______ to the Company, evidenced by delivery of ______________, and requests that the certificate of such shares be issued in the name of, and be delivered to __________, whose address is _________________________________.


                              -------------------------------
                              (Name of Holder)


                              -------------------------------
                              (Authorized Signatory)


                              -------------------------------
                              (Address)

                                      EXHIBIT 3A

                             FORM OF OPINIONS OF COUNSEL
                                   TO THE COMPANY

OPINION AS TO UNITED STATES LAW MATTERS TO BE PROVIDED BY D. DAVID COHEN, ESQ. COVERING THE FOLLOWING OPINIONS:

          3..(1) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia, is Canada and has all requisite corporate power and authority (a) to carry on the business in which it is engaged and to own the properties that it owns, (b) to enter into the Agreement, (c) to issue, sell and deliver the Notes and the Warrants and to incur the Indebtedness evidenced by the Notes and (d) to carry out the provisions of the Agreement and the Note to be carried out by it.

          3..(2) The Company is duly authorized to conduct its business in each jurisdiction in which it operates and has been duly qualified and is in good standing as a foreign corporation in each jurisdiction where the character of its properties or the nature of its activities makes such qualification necessary or desirable.

          3..(3) Each of the Agreement and the Notes and the Warrants being purchased by the Purchasers under the Agreement has been duly authorized by all necessary corporate action on the part of the Company (no action by the stockholders of the Company being required by law, by the Certificate of Incorporation or otherwise), has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited (a) by bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally, (b) by general principles of equity, regardless of whether enforcement of any obligation therein mentioned is sought in a proceeding in equity or at law and (c) with respect to the indemnification provisions contained in the Agreement, by applicable securities laws or principles of public policy.

          3..(4) The shares of Common Stock of the Company issuable upon the conversion of the Notes and upon the exercise of the Warrants have been duly authorized and reserved for issuance, are subject to no preemptive rights, and when and if issued, will be validly issued, fully paid and nonassessable.

          3..(5) There are, except as disclosed in the Agreement and the Exhibits thereto, no options, warrants, conversion or other rights, agreements or commitments of any kind obligating, or which might in the future obligate, the Company to sell any shares of its capital stock of any class or any securities convertible into or exchangeable for any shares of its capital stock of any class, and no authorization therefore has been given away.

          3..(6) The execution and delivery of the Agreement, the Note and the Warrant and the performance by the Company of its agreements, covenants and obligations thereunder and the issuance and sale of the Note and the Warrant will not (a) result in any violation of the provisions of any federal or state statute, rule or regulation binding on the Company or of the Certificate of Incorporation or the By-laws of the Company or (b) conflict with, result in a breach of any of the terms or provisions of, constitute a default under, or result in the creation or imposition of any Lien upon any of the property of the Company pursuant to the provisions of, the Certificate of Incorporation or By-laws of the Company or any agreement or other instrument to which the Company is a party or by which it is bound.

          3..(7) The issuance, sale and delivery of the Note and the Warrant by the Company under the circumstances contemplated by the Agreement constitute transactions exempt from registration under applicable state securities and Blue Sky laws and from the registration provisions of the Securities Act of 1933, as amended, and do not, under existing law, require the registration of the Note under the Securities Act of 1933, as amended, or compliance with any requirements of the Trust Indenture Act of 1939.

          3..(8) All consents, approvals or authorizations, if any, of any governmental authority required on the part of the Company in connection with the execution and delivery or performance of the Agreement or the offer, issue, sale or delivery of the Notes and the Warrants to each Purchaser have been duly obtained, and the Company has complied with any applicable provisions of law requiring any declaration, filing, registration and/or qualification with any governmental authority in connection with such offer, issue, sale or delivery.

          3..(9) There is no action, suit or proceeding at law or in equity by or before any governmental authority or tribunal or other agency now pending or threatened against or affecting either the Company or any of its Subsidiaries or any properties or rights of any thereof (i) wherein an unfavorable decision, ruling or finding would have a material adverse effect on the validity or enforceability of the Agreement or the Note or the Warrant or would materially and adversely affect the condition (financial or otherwise) of the Company and its consolidated Subsidiaries, taken as a whole, or (ii) that seeks to enjoin or otherwise prevent the consummation of the transactions contemplated by the Agreement or the issuance, sale and delivery of the Note or the Warrant.

OPINION AS TO CANADIAN LAW MATTERS TO BE PROVIDED BY HARPER GREY EASTON COVERING THE FOLLOWING OPINIONS:

          (1) Elephant & Castle Group Inc. (the "Company") has been duly incorporated and is a valid and subsisting company under Company Act (British Columbia), is in good standing with the Registrar of Companies (British Columbia) with respect to the filing of annual returns has all requisite corporate capacity, power and authority to carry on its business as now conducted by it, to own its assets and to enter into, deliver and to perform its obligations under the Note Agreement.

          (2) The authorized share capital of the Company consists of ___________________ shares comprised of __________ common shares without par value and ________________, of which _________ common shares are issued and outstanding, all of which are fully paid and non-assessable.

          (3) The Note Agreement has been duly authorized by all necessary corporate action on the part of the Company, have been duly executed and delivered by and on behalf of the Company.

          (4) Neither the execution and delivery of the Note Agreement nor the fulfillment by the Company of the terms thereof, nor the sale of the Notes, nor the issue by the Company of the Conversion Shares conflicts or will conflict with or results or will conflict with or results or will result in a breach of, and do not create a state of facts which, after notice or lapse of time or both, will result in a breach of or conflict with any of the terms, conditions or provisions of the memorandum or articles of the Company or, to our knowledge, of any resolutions of its shareholders or directors or any material license or permit issued to the Company or any agreement or instrument to which the Company is a party or by which it is bound as of the date hereof.

           (6) The Conversion Shares have been duly and validly reserved by the Company for issuance upon the conversion of the Notes and the Warrant Shares have been duly and validly reserved by the Company for issuance upon exercise of the Warrants, in each case are subject to no pre-emption rights, all necessary corporate action has been taken by the Company to authorized the creation of the Conversion Shares and the Warrant Shares and to approve their issuance and delivery upon the conversion of the Notes and upon exercise of the Warrants as contemplated by the Note Agreement, and upon such exercise or conversion the Warrant Shares and the Conversion Shares will be duly and validly issued as fully paid and non-assessable Common Shares of the Company.

          (7) To our knowledge, there are no actions, suits, proceedings or investigations, whether on behalf of or against the Company, taken as a whole, pending or threatened against or affecting the Company, taken as a whole, at law or in equity, before or by any federal, provincial, municipal or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would reasonably be expected to materially adversely affect the property, assets or business of the Company, taken as a whole, or the validity of the sale of the Notes and the Warrants.

          (8) The offering, issuance and delivery of the Notes and the Warrants by the Company to ___________ in accordance with the terms of the Note Agreement are exempt, either by statute, regulation or order, from the prospectus and registration requirements of the Securities Act (British Columbia), and except as have been obtained or completed, no documents are required to be filed, proceedings taken, and no approval or consent of, or registration or filing with, any regulatory authority in British Columbia is required, in order in connection with the offering, issuance and delivery of the Notes and the Warrants by the Company to the Purchasers other than the filing with the British Columbia Securities Commission of a Form 20 (Report of Exempt Distribution) and Form 27 (Material Change Report) under the Securities Act (British Columbia) within 10 days of the issuance of the Conversion Shares and the Warrant Shares and such transactions will be exempt from the prospectus and registration requirements of Securities Act (British Columbia).

          (9) No filing, proceeding, approval, permit, consent, order or authorization is required to be made, taken or obtained to permit the issuance and delivery by the Company of the Conversion Shares upon the conversion of the Notes or the Warrant Shares upon exercise of the Warrants contemplated by the Note Agreement, other than the filing with the British Columbia Securities Commission of a Form 20 (Report of Exempt Distribution) and Form 27 (Material Change Report) under the Securities Act (British Columbia) within 10 days of the issuance of the Conversion Shares or Warrant and such transactions will be exempt from the prospectus and registration requirements of Securities Act (British Columbia).

                                     EXHIBIT 5A

                        REFINANCINGS FROM PROCEEDS OF NOTES

                                    EXHIBIT 7A1

                                CERTAIN SUBSIDIARIES

                                    EXHIBIT 7A2

                      CERTIFICATE OF INCORPORATION AND BY-LAWS

                                     EXHIBIT 7F

                          BROKER'S OR FINDER'S COMMISSIONS

                                    EXHIBIT 7M1

                       CERTAIN RESERVED SHARES AND AGREEMENTS

                                    EXHIBIT 7M2

                            CERTAIN OWNERS OF SECURITIES

                                      EXHIBIT 7R

                      RELATIONSHIP WITH GENERAL ELECTRIC COMPANY

                                     EXHIBIT 10

                              OUTSTANDING INDEBTEDNESS


                                  Page 90 of 90